Exhibit 99.2

Certain portions of this exhibit (indicated by “[*****]”) have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

RESTRUCTURING SUPPORT AGREEMENT

This Restructuring Support Agreement (together with all exhibits, schedules, and attachments hereto, including, without limitation, the Restructuring Term Sheet (as defined below), each as may be amended, supplemented, or otherwise modified from time to time in accordance with the terms hereof, the “Agreement”), dated as of March 16, 2021, is by and among: (1) Luckin Coffee Inc. (in Provisional Liquidation), a Cayman Islands exempted company (the “Company”); (2) the undersigned joint provisional liquidators appointed to the Company (the “JPLs”) by the order of the Grand Court of the Cayman Islands (including any appeal court of the Cayman Islands, the “Cayman Court”) dated July 15, 2020 (the “JPL Order”) in the provisional liquidation proceedings relating to the Company (Cause No. FSD 157 of 2020 (ASCJ)) (the “Provisional Liquidation”); and (3) the undersigned holders (each a “Consenting Noteholder”) of certain of the Company’s 0.75% Convertible Senior Notes due 2025 (the “Notes”) issued under that certain Indenture dated as of January 14, 2020 (the “Indenture”) by and between the Company and the Bank of New York Mellon, as trustee (the “Trustee”). The Company, each of the JPLs and each Consenting Noteholder are referred to herein each as a “Party” and collectively as the “Parties.” All references to a “holder” of the Notes in this Agreement shall mean a beneficial owner of the Notes.

RECITALS

WHEREAS, pursuant to the JPL Order, the Cayman Court ordered that the JPLs be appointed as the joint provisional liquidators of the Company and authorized the JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern;

WHEREAS, in furtherance of a restructuring, the Company, the JPLs and the Consenting Noteholders have been engaged in negotiations with the objective of reaching an agreement to restructure the Company’s indebtedness under the Notes pursuant to the terms and conditions set out in the Restructuring Term Sheet and the transactions as contemplated therein.

WHEREAS, the Parties have now agreed to support and facilitate the implementation of the Restructuring (as defined below) in accordance with the terms and conditions set forth in this Agreement.

WHEREAS, the Company and the JPLs intend to promote a scheme of arrangement in respect of the Notes pursuant to section 86 of the Companies Act (2021 Revision) of the Cayman Islands, as amended (the “Companies Law”) pursuant to which each of the Exchange Noteholders (as defined in the restructuring term sheet attached hereto as Exhibit A (including the Exhibits thereto, the “Restructuring Term Sheet”)) shall receive its pro rata share of the Restructuring Consideration (as defined in the Restructuring Term Sheet).

AGREEMENT

NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties hereby agrees as follows:

Section 1.                                           Definitions. In this Agreement:

“Accession Letter” means an accession letter substantially in the form set out in Schedule 1 (Additional Consenting Noteholder Accession Letter).

“Additional Consenting Noteholder” means any holder of the Notes that becomes a Party as a Consenting Noteholder after the date of this Agreement in accordance with Section 2 (Accessions to the Agreement).

“Ad Hoc Group” means the Original Consenting Noteholders advised by the Ad Hoc Group Advisors.

“ADS Facility Unavailability” has the meaning given to this term in the Restructuring Term Sheet.

“Ad Hoc Group Advisors” means Carey Olsen and Quinn Emanuel Urquhart & Sullivan, LLP.

“Affiliate” means, with respect to a person, any other person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such person and, for the purposes of this definition, “control” shall mean the power, direct or indirect, to (a) vote on more than 50 percent of the securities having ordinary voting power for the election of directors of such person, or (b) direct or cause the direction of the management and policies of such person whether by contract or otherwise.

“Agreement” has the meaning given to this term in the preamble hereto.

“Agreed Form” means consistent in all material respects with the Restructuring Term Sheet and in the form reasonably agreed between the Company and the Majority Ad Hoc Group.

“Alternative Restructuring” has the meaning given to this term in the definition of the term “Restricted Action.”

“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended from time to time.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York and the Cayman Islands.

“Cash Consideration” has the meaning given to this term in the Restructuring Term Sheet.

“Cayman Court” has the meaning given to this term in the preamble hereto.

“Chapter 11 Filing” means a petition filed by the Company in the discretion of the Company and the JPLs, under chapter 11 of the Bankruptcy Code.

“Chapter 11 Confirmation Order” means an order of the Bankruptcy Court approving the Company’s plan of reorganization under chapter 11 of the Bankruptcy Code, following a Chapter 11 Filing.

“Chapter 15 Filing” means the petition filed by the JPLs under chapter 15 of the Bankruptcy Code in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. Feb. 5, 2021), for the purposes of obtaining the Chapter 15 Recognition Order and the Chapter 15 Enforcement Order.

“Chapter 15 Recognition Order” means an order of the Bankruptcy Court recognizing the Provisional Liquidation as a foreign main proceeding or a foreign non-main proceeding.

“Chapter 15 Enforcement Order” means an order of the Bankruptcy Court recognizing the Cayman Scheme pursuant to Chapter 15 of the Bankruptcy Code and enforcing the terms of the Scheme.

“Company” has the meaning given to this term in the preamble hereto.

“Companies Law” has the meaning given to this term in the preamble hereto.

“Consent Broadening Option” has the meaning given to this term in the definition of Majority Ad Hoc Group.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement dated as of October 4, 2020 among the Company, [*****], as amended, amended and restated, supplemented and/or otherwise modified from time to time.

“Connected Persons” means with respect to a person, (a) its Affiliates; (b) Related Entities; (c) its partners, directors, officers, employees, legal and other professional advisors (including auditors), agents and representatives; and (d) its Affiliates’ or its Related Entities’ partners, directors, officers, employees, legal and other professional advisors (including auditors) agents and representatives.

“Consenting Noteholder” has the meaning given to this term in the preamble hereto.

“Consenting Notes” means all Notes held by a Consenting Noteholder from time to time.

“Core Terms” means (a) all economic terms of the New Notes and any other Post-Restructuring Debt Document including: (i) the applicable issuer of such security, (ii) principal, interest, any fees or other commissions due on such security and the provisions relating to payment of any of the foregoing; (iii) the commitment of amounts in respect of such security and any other Post-Restructuring Debt Document; (iv) the maturity of such security; and (v) any prepayment and redemption provisions.

“Davis Polk” means Davis Polk & Wardwell LLP.

“Epiq” means Epiq Corporate Restructuring, LLC.

“Equity Conversion Option” has the meaning given to this term in the Restructuring Term Sheet.

“Equity Investor” has the meaning given to this term in the Restructuring Term Sheet.

“Exchange Noteholders” has the meaning given to this term in the Restructuring Term Sheet.

“Explanatory Statement” means an explanatory statement accompanying the Scheme to be provided to Scheme Creditors pursuant to Order 102 Rule 21(4)(e) of the Cayman Islands Grand Court Rules 1995 (as revised) , in the Agreed Form.

“Group” means the Company and each of its subsidiaries from time to time.

“Historic Fees” means (i) the reasonable, documented fees and expenses incurred in connection with the claim commenced by certain members of the Ad-Hoc Group against the Company pursuant to the Writ of Summons dated 12 May 2020 in Cause No. FSD 82 of 2020 (IKJ) or preparation to such litigation, and (ii) the reasonable, documented fees and expenses accrued in relation to the Transaction and the Provisional Liquidation prior to October 4, 2020.

“Insolvency Proceeding” means (i) any corporate action, legal proceeding or other procedure or step in relation to any suspension of payments or moratorium of any indebtedness, the winding up, bankruptcy, liquidation, provisional liquidation, dissolution, administration, receivership, administrative receivership, judicial composition or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of or in relation to the Company or any member of the Group, or any analogous procedure or step in any other jurisdiction, or (ii) the appointment of a liquidator, provisional liquidator, receiver, administrator, administrative receiver, manager or similar officer in respect of the Company or any member of the Group, but provided that there shall be excluded at all times from such definition of Insolvency Proceedings, (A) the appointment of the JPLs pursuant to the JPL Order, (B) any action which is required as a matter of applicable Cayman Islands Law and/or New York Law and that is consented to by the Company and the JPLs and which relates to the Provisional Liquidation, (C) any action which is required in connection with the Scheme or (D) any other action or proceeding which the Company or the JPLs deems necessary or appropriate to pursue the Restructuring.

“Indenture” has the meaning given to this term in the preamble hereto.

“JPLs” has the meaning given to this term in the preamble hereto.

“Key Covenant Terms” means the covenants and provisions of the New Notes covering (i) limitations on restricted payments, (ii) limitations on incurrence of debt, (iii) limitation on asset sales, (iv) limitations on affiliate transactions, (v) limitations on mergers, (v) amendments and (vi) all definitions used in the provisions set forth in (i) to (v), in each case, as set forth in the Covenants of New Notes attached to the Restructuring Term Sheet as Exhibit A.

“Law” means any federal, state, local, or foreign law (including common law), statute, code, ordinance, rule, regulation, order, ruling, or judgment, in each case, that is validly adopted, promulgated, issued, or entered by a governmental authority of competent jurisdiction (including, without limitation, the Cayman Court and the Bankruptcy Court).

“Majority Ad Hoc Group” means, at any time, members of the Ad Hoc Group whose Consenting Notes, in aggregate, constitute more than 50 percent by face value of the Consenting Notes held by the Ad Hoc Group at such time; provided, however, that if the Consenting Notes held by the Ad Hoc Group, in aggregate, are less than 40 percent by face value of all Notes currently outstanding, the Company may solicit the consent, approval, notice, objection or similar rights exercised by the Majority Ad Hoc Group under this Agreement from the Majority Consenting Noteholders instead (the “Consent Broadening Option”).  In the event that the Company elects the Consent Broadening Option with respect to any provision of this Agreement, the references to consent, approval, notice, objection or similar rights exercised by the Majority Ad Hoc Group in such provision shall be deemed to refer to such rights exercised by the Majority Consenting Noteholders.  The Company shall provide written notice of its election of the Consent Broadening Option to the Consenting Noteholders at least 10 Business Days prior to the deadline for the Consenting Noteholders to exercise their approval, notice, objection or similar rights, as applicable.

“Majority Consenting Noteholders” means, at any time, with respect to any approval, notice, objection or similar right set forth in this Agreement, holders whose Consenting Notes, in aggregate, constitute more than 50 percent by face value of all Consenting Notes currently outstanding at such time held by Consenting Noteholders that exercised their approval, notice, objection or similar rights, as applicable.

“Material Adverse Effect” means a material adverse effect on the ability of the Company to implement or consummate the Transaction.

“Material Subsidiary” means a subsidiary of the Company with combined assets having a value greater than $1 million.1

“New Notes” has the meaning given to this term in the Restructuring Term Sheet.

“New Notes A” has the meaning given to this term in the Restructuring Term Sheet.

“New Notes B” has the meaning given to this term in the Restructuring Term Sheet.

“New Indentures” means the indentures governing the New Notes and consistent in all material respects with the Restructuring Term Sheet.

“Notice of Convening Hearing” means the notice circulated to Scheme Creditors under the Scheme, following an order of the Cayman Court granting permission for the convening of the meeting of the Scheme Creditors.

“Notes” has the meaning given to this term in the preamble hereto.

“Original Consenting Noteholder” means each Consenting Noteholder that is signatory to this Agreement as of the date hereof.

“Party” and “Parties” have the meanings given to these terms in the preamble hereto.

“Post-Restructuring Debt Documents” means the New Indentures, the global note certificates for the New Notes as well as any other documents, agreements and instruments necessary to implement the Transaction as contemplated by this Agreement and consistent in all material respects with the Restructuring Term Sheet.

1              All amounts listed in dollars herein are in U.S. dollars.

“PRC” means The People’s Republic of China.

“Provisional Liquidation” has the meaning given to this term in the preamble hereto.

“Record Time” means the date and time specified in the Transaction Documents as the date and time for determining which Scheme Creditors are entitled to vote on the Scheme and the deadline for the Scheme Creditors to submit voting instructions to Epiq.

“Related Entities” in relation to an entity (the “First Entity”), means an entity which is managed or advised by the same investment manager or investment adviser as the First Entity (or its Affiliates) or, if it is managed by a different investment manager or investment adviser, an entity whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the First Entity (or its Affiliates).

“Restructuring” means a proposed restructuring of the financial indebtedness of the Company, including the Transaction.

“Restructuring Consideration” has the meaning given to this term in the Restructuring Term Sheet.

“Restructuring Term Sheet” has the meaning given to this term in the recitals hereto.

“Restricted Actions” means:

(a)                                 the acceleration, enforcement, collection or recovery of, or the taking of any steps to accelerate, enforce collect or recover, any sum payable under the Indenture or otherwise against the Company and/or any member of the Group;

(b)                                 the suing for, commencing, supporting and/or joining of any legal or arbitration proceedings against the Company or any member of the Group with respect to the Transaction, or this Agreement or to recover any liabilities payable pursuant to the Indenture or otherwise;

(c)                                  the petitioning, applying or voting for, or supporting of, any Insolvency Proceeding against the Company or any member of the Group;

(d)                                 filing any motion, pleading, or other document with any court (including any modifications or amendments thereof) that, in whole or in part, is not consistent with this Agreement or the Restructuring Documents;

(e)                                  objecting to, delaying, impeding, or taking any other action that would reasonably be expected to interfere with the ownership and possession by the Company or any other member of the Group of their respective assets, wherever located, or interfere with any stay arising in the Provisional Liquidation or any U.S. Proceedings;

(f)                                   taking, encouraging, assisting or supporting any action that would, or would reasonably be expected to, frustrate, delay, impede, interfere with or prevent the Scheme or the Transaction or that is in any way inconsistent with this Agreement, including (without limitation):

(i)                                     through any person or entity, directly or indirectly, encouraging, seeking, procuring, proposing, soliciting, assisting, participating, filing, prosecuting, engaging in negotiations in connection with or otherwise supporting, any scheme, plan, plan proposal, restructuring proposal, Insolvency Proceeding, offer of dissolution, winding up, liquidation, receivership, sale or disposition, reorganization, merger or any alternative proposal or offer from any person or entity in respect of a restructuring of the financial indebtedness of the Company other than the Transaction as contemplated under this Agreement (each, an “Alternative Restructuring”);

(ii)                                  the voting by any Consenting Noteholder of (or the directing by any Consenting Noteholder of any proxy to vote) its Consenting Notes against the Scheme or in favor of any amendment, waiver, consent or proposal that would cause there to be a breach of the terms of this Agreement or which would otherwise be in any way inconsistent with the terms of this Agreement, the Scheme or the Transaction;

(iii)                               challenging or objecting, or supporting or procuring any challenge or objection to, any aspect of the Transaction, including the approval, confirmation and recognition of the Scheme; and

(iv)                              the directing of any trustee or agent (including, without limitation, the Trustee) or any other person to undertake any Restricted Action,

(g)                                  directing the Trustee to take any action inconsistent with a Consenting Noteholder’s obligations under this Agreement, and, if the Trustee takes or seeks to take any action inconsistent with a Consenting Noteholder’s obligations under this Agreement, such Consenting Noteholder shall use its reasonable efforts to request that the Trustee cease and refrain from taking any such action;

provided that a Consenting Noteholder (or any trustee or agent acting on its behalf) taking any step required to comply with its obligations under this Agreement shall not constitute a Restricted Action.

“SAFE” has the meaning given to this term in the Restructuring Term Sheet.

“Securities Act” has the meaning given to this term in the recitals hereto.

“Scheme” means the scheme of arrangement in respect of the Company presented pursuant to section 86 of the Companies Law to restructure the Existing Notes.

“Scheme Creditors” means, in respect of the Scheme, the creditors under the Indenture as at the Record Time.

“Scheme Distribution Longstop Time” means 5:00 p.m. on December 31, 2021, (Eastern Standard Time); provided, however, that the Company and the JPLs may extend the Scheme Distribution Longstop Time: (i) for a period of up to 30 days; provided further that (a) the Company or the JPLs shall provide the Majority Ad Hoc Group notice of the reason for such extension at least 10 Business Days prior to the date on which the Scheme Distribution Longstop Time would occur in the absence of such extension and (b) such extension will be null and void ab initio if the Majority Ad Hoc Group objects thereto and provides written notice of such objection (including the grounds therefor) to the Company and the JPLs by 5 Business Days after receiving notice of such extension per the immediately preceding clause (a); and (ii) until such later time as may be agreed in writing by the Company, the JPLs and the Majority Ad Hoc Group.2

2  For the avoidance of doubt, if (i) all conditions precedent to the Transaction Effective Time have occurred, (ii) the Cash Consideration, the New Notes A, the New Notes B and the Original ADSs have been distributed to Consenting Noteholders on or prior to the Scheme Distribution Longstop Time and (iii) a Consenting Noteholder fails to take up such consideration (including, for the avoidance of doubt, by failing to comply with any reasonably required formalities in connection therewith), then such Consenting Noteholder shall continue to be bound by the Scheme and shall not be entitled to exercise any termination rights that would otherwise arise under this Agreement.

“Scheme Document” means an Explanatory Statement together with the operative terms of the Scheme and any annexures or schedules to such Explanatory Statement, in the Agreed Form.

“Scheme Meeting” means a meeting of the Scheme Creditors in relation to the Scheme as convened by an order of the Cayman Court for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme, and any adjournment thereof.

“Scheme Sanction Date” means the date of delivery of the Sanction Order to the Registrar of Companies in the Cayman Islands for registration.

“Scheme Consideration Distribution Date” means the earliest date on which the New Notes A, New Notes B and Original ADSs have been distributed to Consenting Noteholders pursuant to (i) the Scheme or (ii) in the event that a Chapter 11 Filing has occurred, the Company’s plan of reorganization under chapter 11 of the Bankruptcy Code.

“Sanction Order” means a sealed copy of the order of the Cayman Court sanctioning the Scheme.

“Trustee” has the meaning given to this term in the preamble hereto.

“Transaction” means the proposed restructuring of the Notes consistent in all material respects with the Restructuring Term Sheet.

“Transfer” has the meaning given to this term in Section 11 (Transfers) of this Agreement.

“Transaction Documents” means this Agreement, the Post-Restructuring Debt Documents, the Explanatory Statement, the Scheme Document, the Sanction Order, the Chapter 15 Recognition Order, the Chapter 15 Enforcement Order, or, if applicable, a Chapter 11 Confirmation Order, and any other material U.S. Proceedings Documentation, and any other material documents, agreements and instruments necessary to implement or to consummate the Transaction in accordance with this Agreement and consistent in all material respects with the Restructuring Term Sheet, each of which shall be reasonably satisfactory to the Majority Ad Hoc Group.

“Transaction Effective Time” means the time at which the Transaction Documents are unconditionally effective in accordance with their respective terms and the Scheme Consideration Distribution Date has occurred; provided, however, that for the avoidance of doubt, any Top-Up ADSs shall be distributed after the occurrence of the Transaction Effective Time, in accordance with the Restructuring Term Sheet.

“U.S. Proceedings” means a Chapter 15 Filing, a Chapter 11 Filing and/or any other U.S. process or proceedings that the Company and the JPLs agree is reasonably necessary to implement all or part of the Transaction.

“U.S. Proceedings Documentation” means all documents relating to the U.S. Proceedings, including (i) the Chapter 15 Recognition Order and (ii) the Chapter 15 Enforcement Order or if applicable, a Chapter 11 Confirmation Order.

Section 2.                                           Accessions to the Agreement. Any holder of the Notes (or any fund or other entity advising or managing such holder and acting on its behalf) who is not a Party may become a Consenting Noteholder under this Agreement by delivering to the Company a duly completed and executed Accession Letter. On delivery of such an Accession Letter:

(a)                                 this Agreement shall be read and construed as if such acceding entity was a Party to this Agreement from the date of the relevant Accession Letter; and

(b)                                 the acceding entity agrees to be bound by the terms of this Agreement.

Section 3.                                           Representations and Warranties of Consenting Noteholder.  Each Consenting Noteholder hereby represents and warrants to the Company that the following statements are true and correct as of the date hereof or, in relation to Additional Consenting Noteholders only, the date of that Additional Consenting Noteholder’s Accession Letter:

(a)                                 it has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by it and the performance of its obligations hereunder have been duly authorized by all necessary actions on the part of the Consenting Noteholder;

(b)                                 this Agreement has been duly and validly executed and delivered by it. This Agreement constitutes the valid and binding obligation of it, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Law affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought;

(c)                                  it is (or is acting in its capacity as discretionary investment manager or investment adviser with authority to bind) the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of the aggregate principal amount of its Consenting Notes of the date hereof free and clear of any liens, charges, claims, encumbrances, participations, security interests and similar restrictions that could adversely affect its ability to perform its obligations hereunder;

(d)                                 it has disclosed the principal amount of Notes beneficially owned by it (or for which it acts as discretionary investment manager, advisor or sub-advisor with authority to bind a beneficial owner of the Notes), including Notes held through a custodial account beneficially owned by it, as of the date hereof to Davis Polk (which Davis Polk may report to the Company on an aggregate basis for all Consenting Noteholders only and not on an individual Consenting Noteholder basis in any circumstances) and such information is true and accurate in all respects; and

(e)                                  no Consenting Notes are held in custody for a third party who is not bound by the provisions of this Agreement.

Section 4.                                           Representations and Warranties of the Company. The Company hereby represents and warrants to each Consenting Noteholder that the following statements are true and correct as of the date hereof:

(a)                                 it has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by it and the performance of its obligations hereunder have been duly authorized (or will be duly authorized through ratification) by all necessary action on the part of the Company. No other proceedings on the part the Company and no other votes or written consents or actions or proceedings by or on behalf of it are necessary to authorize this Agreement or the performance of its obligations hereunder;

(b)                                 it has no direct or indirect non-wholly owned Material Subsidiaries except as set out on Schedule 2 (Non-Wholly Owned Material Subsidiaries of the Company);

(c)                                  repayment of New Notes A (as defined in the Restructuring Term Sheet) and New Notes B (as defined in the Restructuring Term Sheet) is not contingent on refinancing and the Company will use all available resources to repay the New Notes A and New Notes B, pursuant to the terms of the Restructuring Term Sheet;

(d)                                 this Agreement has been duly and validly executed and delivered by the Company. This Agreement constitutes the valid and binding obligation of the Company, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Law affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; and

(e)                                  the execution, delivery or performance of this Agreement by the Company, and it’s compliance with the provisions hereof, will not (with or without notice or lapse of time, or both): (i) conflict with or violate any provision of the organizational or governing documents of the Company or any of its subsidiaries; (ii) conflict with or violate any Law or order applicable to it or any of its subsidiaries including without limitation, all applicable U.S. securities Law, rules and regulations of the U.S. Securities and Exchange Commission; (iii) require any consent or approval under, violate, conflict with, result in any breach of, or constitute a default under, or result in termination or give to others any right of termination, amendment, acceleration or cancellation of any contract, agreement, arrangement or understanding that is binding on it or any of its subsidiaries or on any of its or their respective properties or assets.

Section 5.                                           All Parties Undertakings. Each Party shall:

(a)                                 as soon as reasonably practicable take all actions reasonably necessary or desirable in order to support, facilitate, implement, consummate or otherwise give effect to all or any part of the Transaction, provided that such action is consistent with this Agreement, including (but not limited to):

(i)                                     executing and delivering any document, giving any notice, confirmation, consent, or instruction or direction;

(ii)                                  preparing and filing for any legal process or proceedings to which it is a party; provided, that no member of the Group shall be required to provide any information that such person determines in good faith is proprietary or commercially sensitive; and

(iii)                               voting (or instructing its proxy or other relevant person to vote), and exercising any powers or rights available to it (including in a board, shareholders’ or creditors’ meeting), in favor of any matter requiring a resolution, instruction, waiver, consent, amendment or other approval under any documentation relating to the Transaction, including in relation to the Scheme, in each case which may reasonably be necessary or desirable to support, facilitate, implement, consummate or otherwise give effect to the Transaction;

(b)                                 promptly notify each other Party of any matter or circumstance which it knows, or believes would reasonably be expected, to be a material impediment to the implementation or consummation of the Transaction or could, if not cured, entitle a Party or Parties to terminate this Agreement; and

(c)                                  not take, encourage, assist or support (or procure that any other person takes, encourages, assist or supports) any action which would, or would reasonably be expected to, breach or be inconsistent with this Agreement or the Transaction, or delay, impede or prevent the implementation or consummation of the Transaction.

Section 6.                                           JPL Undertakings.  The JPLs hereby irrevocably undertake in favor of the other Parties that they will use all reasonable endeavors to:

(a)                                 support any legal process or proceedings contemplated by or required to implement the Transaction, including, without limitation, the Scheme;

(b)                                 obtain (i) the Chapter 15 Recognition Order and (ii) the Chapter 15 Enforcement Order or (if applicable) the Chapter 11 Confirmation Order; and

(c)                                  take any actions pursuant to any order of, or sanction by, the Cayman Court and the Bankruptcy Court, as the case may be,  as may be necessary or desirable to implement or give effect to the Transaction.

Section 7.                                           Company Undertakings.  The Company hereby irrevocably undertakes in favor of the other Parties that it will (in consultation with and under the supervision of the JPLs):

(a)                                 launch the Scheme and propose, file and pursue expeditiously any other legal process or proceedings contemplated by or required to implement the Transaction;

(b)                                 convene all creditor and shareholder meetings required to implement the Transaction, including, without limitation, the Scheme Meeting;

(c)                                  use all reasonable endeavors to obtain (i) the Chapter 15 Recognition Order and (ii) the Chapter 15 Enforcement Order or (if applicable) the Chapter 11 Confirmation Order;

(d)                                 negotiate in good faith and use commercially reasonable efforts to execute and implement the Transaction Documents and coordinate its activities with the other Parties (to the extent reasonably practicable and subject to the terms hereof) in respect of all material matters concerning the implementation and consummation of the Transaction;

(e)                                  as promptly as reasonably practicable following the date of this Agreement, it will seek SAFE approval to transfer cash out of the PRC in an amount sufficient to satisfy the Cash Consideration;

(f)                                   provide status updates to the Ad Hoc Group Advisors regarding any equity raise or SAFE approval that is reasonably necessary to fund the Cash Consideration, in each case, within two Business Days of receipt of a written request therefor from the Ad Hoc Group Advisors; and

(g)                                  unless otherwise agreed in writing by the Company, the JPLs and the Majority Ad Hoc Group, starting on the date that is ninety (90) days from the date of this Agreement and at all times prior to the Transaction Effective Time, the Company shall maintain reasonable assurance of funding sufficient to satisfy the Cash Consideration, as evidenced by satisfaction of one or more methods identified in Section 13(c)(iv)(A) of this Agreement.

Section 8.                                           Consenting Noteholder Undertakings. Each Consenting Noteholder hereby irrevocably undertakes in favor of the other Parties that:

(a)                                 it will provide all information reasonably requested by the Company to assist with the implementation of the Transaction;

(b)                                 it will not perform or request, instruct, encourage or procure that any other person performs any Restricted Action; and

(c)                                  it will (or, as applicable, will procure that a duly authorized representative or proxy nominee will):

(i)                                     work in good faith with the Company and its advisors to implement the Transaction as soon as possible in a manner consistent with the terms of this Agreement;

(ii)                                  to the extent any impediment arises that would prevent, hinder, or delay the consummation of the Transaction, negotiate in good faith appropriate additional or alternative provisions to address any such impediments;

(iii)                               support the Transaction and vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favor of any matter requiring approval to the extent necessary to implement the Transaction, and will not change or withdraw such vote or exercise of powers or rights (or cause or direct such vote or exercise of powers or rights to be changed or withdrawn);

(iv)                              cooperate with and assist the Company in obtaining additional support for the Transaction from the Company’s stakeholders;

(v)                                 oppose any party or person from taking any Restricted Actions;

(vi)                              timely vote against or otherwise oppose any Alternative Restructuring;

(vii)                           negotiate in good faith and use commercially reasonable efforts to execute and implement the Transaction Documents that are consistent with this Agreement to which it is required to be a party and coordinate its activities with the other Parties (to the extent practicable and subject to the terms hereof) in respect of all matters concerning the implementation and consummation of the Transaction;

(viii)                        negotiate in good faith and use best efforts to execute and implement the terms of any Post-Restructuring Debt Documents to which such Consenting Noteholder will be a party in form and substance consistent with the Restructuring Term Sheet, in order to implement and consummate the Transaction (provided that no Consenting Noteholder shall be required to receive any material non-public information in connection with such negotiations unless and to the extent that the Company determines necessary to the successful implementation of the Transaction but subject always to the prior consent of such Consenting Noteholder) and coordinate its activities with the other Parties (to the extent practicable and subject to the terms hereof) in respect of all matters concerning the implementation and consummation of the Transaction;

(ix)                              vote and deliver within any applicable time periods any proxies, instructions, directions or consents in respect of all Consenting Notes held by it, including (without limitation) by attending the Scheme Meeting by proxy or in person and by voting in favor of and taking all steps necessary to vote in favor of the Scheme and any amendment or modification to the Scheme or adjournment supported by the Company to the Scheme Meeting provided that the Scheme is proposed by the Company and that the terms of the Scheme (including any amendments or modifications) are in the Agreed Form, and not change or withdraw such votes, proxies, instructions, directions or consents (or causing or directing such votes, proxies, instructions, directions or consents to be changed or withdrawn);

(x)                                 provide reasonable support and assistance to the Company and any other member of the Group (at the expense of the Group and without incurring any additional liability or obligation) to prevent the occurrence of an Insolvency Proceeding including, without limitation, supporting any application, filing and/or petition or similar of the JPLs and/or the Company to the courts of any jurisdiction in opposition to the same and filing any evidence in support of the opposition to the commencement or continuation of such Insolvency Proceeding which the Company or relevant member of the Group deems necessary or desirable to file (provided such support and assistance is in a form reasonably acceptable to such Consenting Noteholder);

(xi)                              support any other actions as may be taken by the Company or any member of the Group (at the expense of the Group and without incurring any additional liability or obligation) pursuant to an order of, or sanction by, the Cayman Court, and/or the US Bankruptcy Court (as the case may be) as may be reasonably required or reasonably necessary to implement or give effect to the Scheme;

(xii)                           support the Chapter 15 Filing, entry of the Chapter 15 Recognition Order, and entry of the Chapter 15 Enforcement Order or, if applicable, entry of the Chapter 11 Confirmation Order (at the expense of the Group and without incurring any additional liability or obligation) as may be reasonably required or reasonably necessary to implement or give effect to the Scheme; and

(xiii)                        take any other commercially reasonable actions which are necessary on the part of the Consenting Noteholders to complete the Scheme.

Section 9.                                           Proxy Agent. By executing this agreement, each Consenting Noteholder hereby irrevocably appoints Epiq as its (i) proxy to vote in favor of the Scheme on behalf of such Consenting Noteholder and (ii) attorney-in-fact to deliver any additional consents or instruments necessary to implement the Scheme, subject to the authentication of each such Consenting Noteholder’s ownership of Notes as may be requested by Epiq.  Notwithstanding the foregoing, each Consenting Noteholder shall have the right to revoke such appointment if (i) the Company breaches this Agreement and such breach causes a Material Adverse Effect or (ii) this Agreement has been terminated.

Section 10.                                    [Reserved.]

Section 11.                                    Transfers. During the term of this Agreement, each Consenting Noteholder agrees that it will not, without the prior written consent of the Company, other than pursuant to the terms hereof, directly or indirectly, by operation of Law or otherwise, sell, transfer, pledge, deposit, hypothecate, assign or otherwise dispose of (including by gift) or encumber, or enter into any contract, agreement, arrangement or understanding (other than any such contracts, agreements, arrangements or understandings taken in furtherance of the Consenting Noteholder’s obligations hereunder) with respect to the sale, transfer, conversion, pledge, deposit, hypothecation, assignment or other disposition or encumbrance of, any Consenting Notes held by such party to any person or entity (each, a “Transfer”); provided, however, that any Consenting Noteholder may Transfer its Consenting Notes (a) if the transferee is a party to this Agreement or (b) if the transferee is not a party to this Agreement prior to or upon the effectiveness of the Transfer, such transferee delivers to the Company, at or prior to the time of the proposed Transfer, an executed Accession Letter pursuant to which the transferee shall assume all obligations of the transferor hereunder in respect of the Consenting Notes being transferred. Any Transfer that does not comply with the foregoing shall be deemed void ab initio. This Agreement shall in no way be construed to preclude any holder of Consenting Notes from acquiring additional Notes or any other interests in the Company; provided, that any such additional Notes and other interests shall, upon acquisition, automatically become Consenting Notes of that holder subject to all the terms of this Agreement.

Notwithstanding the foregoing, (i) the Consenting Noteholder may Transfer any right, title or interest in its Consenting Notes to an entity that is acting in its capacity as a Qualified Marketmaker (as defined below) without the requirement that the Qualified Marketmaker be or become a Consenting Noteholder, provided that any subsequent Transfer by such Qualified Marketmaker of the right, title or interest in its Consenting Notes is to a transferee that is or becomes a Consenting Noteholder, and (ii) in respect of any Consenting Notes held or controlled by one or more proprietary trading desks of a Consenting Noteholder when such Consenting Noteholder is acting as a Qualified Market-maker, if such proprietary trading desk when acting as a Qualified Market-maker transfers such interest in the Consenting Notes (by purchase, sale, assignment, participation, or otherwise) within five Business Days after its acquisition to a Consenting Noteholder or to a transferee who becomes a Consenting Noteholder prior to or upon the effectiveness of such Transfer.  For these purposes, a “Qualified Marketmaker” means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against the Company (including debt securities or other debt) or enter with customers into long and short positions in claims against the Company (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against the Company, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

Section 12.                                    Noteholder Capacity.

(a)                                 The Consenting Noteholder is entering into this Agreement either in its capacity as a beneficial owner of its Consenting Notes or in its capacity as discretionary investment manager with authority to bind a beneficial owner of such Consenting Notes. The Consenting Noteholder acknowledges that it is a sophisticated party with respect to its Consenting Notes and has adequate information concerning the business and financial condition of the Company and its subsidiaries, to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon the Company and based on such information as it has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Consenting Noteholder acknowledges that the Company and its subsidiaries have not made and are not making any representation or warranty, whether express or implied, of any kind or character except, in the case of the Company, as expressly set forth in this Agreement.

(b)                                 Where a Consenting Noteholder enters into or accedes to this Agreement in its capacity as investment manager or investment adviser on behalf of funds or accounts it manages or advises:

(i)                                     If specific fund(s) or separate account(s) are specified in such Consenting Noteholder’s signature page (each a “Specified Fund or Separate Account”), this Agreement shall apply to that investment manager or investment adviser only with respect to the Specified Fund or Separate Account, and will not apply to any other fund or account managed or advised by that investment manager or investment adviser or to its or their Affiliates and any funds or accounts managed or advised by its or their Affiliates; and

(ii)                                  references in this Agreement to Notes beneficially owned by the Consenting Noteholders shall mean Notes which are (A) beneficially owned by the creditor that is managed or advised by the Consenting Noteholder; and (B) subject to the discretionary management and control of the Consenting Noteholder;

(c)                                  For the avoidance of doubt, where a Consenting Noteholder that is a bank that is subject to prudential regulation enters into or accedes to this Agreement through an identified business unit in respect of Notes (as specified in the signature page to this Agreement or its Accession Letter, the terms of this Agreement shall apply only to that identified business unit and not to any other business unit within that legal entity which has not signed or acceded to this Agreement (in accordance with the tem of this Agreement) separately in respect of any Notes or other instrument which it legally or beneficially owns and, therefore, that Consenting Noteholder shall not be required to procure compliance with this Agreement on behalf of such other business unit within that legal entity.

Section 13.                                    Termination.

(a)                                 This Agreement will terminate automatically on the earliest to occur of:

(i)                                     the Transaction Effective Time;

(ii)                                  the Scheme Distribution Longstop Time; and

(iii)                               the mutual written consent of the Company and the Majority Ad Hoc Group.

(b)                                 The Company may, by giving written notice to the other Parties, terminate this Agreement if:

(i)                                     an order of a governmental body or court of competent jurisdiction preventing the implementation of the Transaction has been made and has not been revoked, withdrawn or dismissed within 60 days after it being made;

(ii)                                  any Consenting Noteholder breaches any representation, warranty or undertaking in this Agreement, unless the failure to comply is capable of remedy and is remedied within five Business Days after the Company delivering a notice to the relevant Consenting Noteholder alleging such a failure to comply; or

(iii)                               the board of directors, special committee of the board of directors, board of managers or such similar governing body of the Company determines, after consulting with counsel and the JPLs, that (i) proceeding with the Transaction would be inconsistent with the exercise of its fiduciary duties or applicable Law or (ii) in the exercise of its fiduciary duties, to pursue an Alternative Restructuring;

(c)                                  This Agreement may be terminated by written notice to the Company at the election of the Majority Ad Hoc Group if:

(i)                                     the Company breaches any of its representations or warranties herein and such breach has a Material Adverse Effect, and, if capable of remedy, such breach is not remedied within ten Business Days after the earlier of the date on which the relevant Party becomes aware of the breach or is given notice of such breach by the Majority Ad Hoc Group;

(ii)                                  the Company breaches any of its undertakings in (A) Section 7(a)-(f) of this Agreement and such breach has a Material Adverse Effect, unless such breach is remedied within ten Business Days after the Majority Ad Hoc Group delivers written notice of such breach to the Company or (B) Section 7(g) of this Agreement and such breach has a Material Adverse Effect, unless such breach is remedied within five Business Days after the Majority Ad Hoc Group delivers written notice to the Company of such breach;

(iii)                               the Company publicly states that it no longer supports the Transaction; or

(iv)                              the Company fails to comply with any of the following milestones, each of which may be extended upon the mutual written agreement of the Company, the JPLs and the Majority Ad Hoc Group:

(A)                               no later than the date that is 90 days after the date of this Agreement, the Company shall have obtained reasonable assurance of sufficient funding to satisfy the Cash Consideration, as evidenced through one or more of the following:

(1)                                 receipt by the Ad Hoc Group Advisors of a commitment letter regarding funding outside of the PRC in an amount sufficient to satisfy the Cash Consideration, signed by an Equity Investor;3

(2)                                 evidence of cash in an aggregate amount sufficient to satisfy the Cash Consideration in the Company’s bank accounts located outside the PRC; or

(3)                                 evidence that the Company has obtained SAFE approval to transfer cash out of the PRC in an amount sufficient to satisfy the Cash Consideration; and

3                                           Existence of a Public Company Accounting Oversight Board audit shall not be a condition precedent to the funding contemplated in such commitment letter.

(B)                               on or before September 1, 2021, the Company shall have filed: (i) a petition with the Cayman Court under section 86 of the Companies Act (2021 Revision) for an order sanctioning the Scheme; and (ii) a summons with the Cayman Court for directions to convene the Scheme Meeting.

(d)                                 This Agreement may be terminated by written notice to the Company by a Consenting Noteholder in respect of that Consenting Noteholder only, if an order of a governmental body or court of competent jurisdiction preventing implementation of the Transaction has been made and has not been revoked, withdrawn or dismissed within 60 days after it being made.

(e)                                  In the event that a Consenting Noteholder ceases to hold any Notes in compliance with the terms of this Agreement, such Consenting Noteholder may, by written notice to the Company, terminate this Agreement as it applies to such Consenting Noteholder.

(f)                                   Upon any termination in accordance with this Section 11 (Termination) the relevant Party or Parties shall be immediately released from all their obligations and shall have no rights under this Agreement; provided that such termination and release shall not affect:

(i)                                     in the case of termination that applies solely in respect of an individual Consenting Noteholder, the rights, obligations, and liabilities of the other Consenting Noteholders;

(ii)                                  any accrued rights in respect of breaches of this Agreement which occurred before such termination; or

(iii)                               the application of Section 1 (Definitions), Section 13 (Termination), Section 14 (Waivers and Amendments), Section 15 (Confidentiality), and Section 18(a)-(d) and (q) (Miscellaneous: Notices, Governing Law, Venue, Waiver of Jury Trial and Interpretation); which will remain in full force and effect.

(g)                                  Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall allow any Party to terminate this Agreement as a result of its own breach of this Agreement.

Section 14.                                    Waivers and Amendments.

(a)                                 This Agreement and the Transaction Documents to which the Majority Ad Hoc Group is a Party may be amended, modified, altered or supplemented only by a written instrument executed by the Company and the Majority Ad Hoc Group.

(b)                                 No delay on the part of any Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof; nor will any waiver on the part of any party to this Agreement of any right, power or privilege under this Agreement operate as a waiver of any other right, power or privilege under this Agreement, nor will any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Agreement.

(c)                                  Notwithstanding paragraphs (a) to (b) above, the Company may amend any Transaction Document to cure any defect or inconsistency, to make any amendment of a typographical nature or to make any other amendment that does not adversely affect the interests of the Consenting Noteholders, in each case, without the consent of any other Party hereto.  For the avoidance of doubt, the consent of the Majority Ad Hoc Group is not required for any amendment to this Agreement or the Transaction Documents to (i) offer any Consent Fee (as defined in the Restructuring Term Sheet), or (ii) impose deadlines for any holder of the Notes to deliver an Accession Letter and become a Consenting Noteholder under this Agreement.

Section 15.                                    Confidentiality

(a)                                 No Party may disclose confidential information about the Group, the Transaction, this Agreement, the other Transaction Documents or the identity of any Party to any such document (collectively, the “Confidential Information”) to any person provided that:

(i)                                     the Company and its Connected Persons may disclose the existence of this Agreement, the aggregate outstanding amount of the Consenting Notes and the support of each Consenting Noteholder on an aggregated basis for the Transaction in any Transaction Document or in any submissions made to the Cayman Court, the Bankruptcy Court or any other court of competent jurisdiction in connection with the Restructuring;

(ii)                                  the Parties may disclose this Agreement to any of their Affiliates or Connected Persons, provided that prior to such disclosure, the relevant Connected Person has agreed with the Company to keep the terms of this Agreement confidential (unless already bound by the Confidentiality Agreement, law, regulation or professional duty to keep the same confidential);

(iii)                               each Consenting Noteholder may disclose this Agreement and its terms to any other person to (or through) whom that Consenting Noteholder assigns or transfers (or may potentially assign or transfer) all or any of its Consenting Notes, as permitted by this Agreement, provided that the person to whom the information is to be given has, prior to any such disclosure, agreed in writing for the benefit of such Consenting Noteholder and the Company to keep the terms of this Agreement confidential; and

(iv)                              this Agreement (and any related notices) may be disclosed:

(A)                               to the Trustee, provided that the Trustee has agreed with the Company to keep the terms of this Agreement confidential;

(B)                               to any court as part of the evidence to be submitted in respect of any Scheme and in support of any application to the courts of any jurisdiction for recognition of any Scheme;

(C)                               to any prospective transferee of a Transfer of Notes permitted by Section 9; provided that identity of the Consenting Noteholders not participating in the Transfer shall not be disclosed; or

(D)                               to any Party’s regulator or as required by law, regulation, governmental entity or court order; provided, that prior to such disclosure, the Party making the disclosure provides notice in writing to the other Parties and makes reasonable efforts to obtain the receiving party’s agreement to keep the terms of this Agreement confidential.

(D)                               by the Company and its Connected Parties, as part of the negotiation of any potential transaction involving the Company, including any investment in the Company, in connection with settlement of any actual or potential lawsuit or other claims against the Company; provided, that prior to such disclosure, the Company makes reasonable efforts to obtain the receiving party’s agreement to keep the terms of this Agreement confidential.

(b)                                 The Company shall not make any public announcement in English regarding this Agreement or the Transaction unless:

(i)                                     such announcement is required by this Agreement or any other Transaction Document; or

(ii)                                  the contents of that announcement have been agreed with the Majority Ad Hoc Group (or the Ad Hoc Group Advisors),

provided that nothing shall restrict the issuance by the Company or any member of the Group of any public announcement which may be required by law, regulation or applicable listing rules following reasonable consultation with the Majority Ad Hoc Group (or its advisors), provided that such consultation would not itself be contrary to any law or regulation.

(c)                                  Notwithstanding any of the other provisions of this Agreement, no Party shall be entitled to disclose the name of any Consenting Noteholder, the signature of any Consenting Noteholder or the aggregate principal amount of the Consenting Notes of any individual Consenting Noteholder without the prior written consent of that Consenting Noteholder.

(d)                                 Nothing in this Agreement shall relieve the Consenting Noteholders party to the Confidentiality Agreement from their obligations thereunder.

Section 16.                                    Fees and Expenses.      The Company shall pay in cash to the account details to be specified by the Ad Hoc Group Advisors (i) $2 million of the Historic Fees within 10 Business Days after the date of this Agreement and (ii) an additional $4 million of the Historic Fees upon the occurrence of the Transaction Effective Time.

Section 17.                                    Limitation of Liability.  The Parties hereby agree and acknowledge that:

(a)                                 neither the JPLs nor their agents, employees, firm, partner, member, advisors or representatives shall incur any personal liability whatsoever under this Agreement or under any deed, instrument or document entered into under or in connection with it and that the JPLs at all times act only as agents of the Company and without personal liability;

(b)                                 the JPLs, their agents, employees, firm, partners, members, advisors and representatives give and have given no warranty in relation to their authority to enter into this Agreement on behalf of the Company;

(c)                                  any custodian, depositary, agent or management company that executes this Agreement or any Accession Letter for and on behalf of any Consenting Noteholder, in circumstances where the relevant Consenting Noteholder is or becomes a party to this Agreement and such custodian, depositary, agent or management company merely executes this Agreement or the relevant Accession Letter on its behalf, shall have no obligations or liability under this Agreement, the relevant Accession Letter; and

(d)                                 the provisions of this Agreement are fair and reasonable in the context of a company with provisional liquidators appointed.

Section 18.                                    Miscellaneous.

(a)                                 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (i) when delivered or sent if delivered in Person by courier service or messenger or sent by email or (ii) on the next Business Day if transmitted by international overnight courier, in each case as follows:

If to the Company, addressed to it at:

Luckin Coffee Inc.

Conyers Trust Company (Cayman) Limited

Cricket Square

Hutchins Drive

George Town

Grand Cayman

Cayman Islands

Attention: Reinout Schakel

Email: reinout.schakel@luckincoffee.com

with a copy to (for information purposes only):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Attention:

Timothy Graulich (timothy.graulich@davispolk.com)

Natasha Tsiouris (natasha.tsiouris@davispolk.com)

Yan Zhang (yan.zhang@davispolk.com)

If to a Consenting Noteholder, addressed to it at the address set forth on the Consenting Noteholder’s signature page attached hereto.

with a copy to (for informational purposes only):

Carey Olsen

First Floor, Willow House

Cricket Square

Grand Cayman, KY1-1001

Cayman Islands

Attention: Jan Golaszewski (jan.golaszewski@careyolsen.com)

And

Quinn Emanuel Urquhart & Sullivan, LLP

51 Madison Avenue, 22nd Floor

New York, NY 10010

Attention: Andrew Berdon (andrewberdon@quinnemanuel.com)

If to the JPLs, addressed to it at:

Alvarez & Marsal Cayman Island Limited

Flagship Building

PO Box 2507

2nd Floor, 70 Harbour Drive

George Town, Grand Cayman, KY1-1104

Cayman Islands

Attention: Alexander Lawson (alawson@alvarezandmarsal.com)

Alvarez & Marsal Asia Limited

St. George’s Building

Rooms 405-7, 4/F

2 Ice House Street

Central, Hong Kong

Attention: Wing Sze Tiffany Wong (twong@alvarezandmarsal.com)

with a copy to (for information purposes only):

Campbells

Floor 4, Willow House,

Cricket Square,

Grand Cayman, KY1-9010

Cayman Islands

Attention: Mark Goodman (mgoodman@campbellslegal.com

(b)                                 Governing Law. This Agreement will be governed by, and construed in accordance with, the Law of the State of New York, without regard to Law that may be applicable under conflicts of laws principles (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York.

(c)                                  Venue. By execution and delivery of this Agreement, each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the Cayman Islands and any New York state court or any federal court sitting in the borough of Manhattan, the City of New York over any legal or other proceeding arising out of, based upon or in connection with this Agreement or the transactions contemplated hereby. Each Party irrevocably waives any objection it may have to the venue of any action, suit, or proceeding brought in such courts or to the convenience of the fora.

(d)                                 Waiver of Jury Trial. Each Party hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby.

(e)                                  Specific Performance. The Parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of appropriate jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(f)                                   Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

(g)                                  Assignment. Subject to Section 9 hereunder, this Agreement will not be assigned by any Party by operation of Law or otherwise without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective permitted successors and assigns.

(h)                                 No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity shall be a third-party beneficiary of this Agreement.

(i)                                     Prior Agreements. This Agreement supersedes all prior negotiations and agreements among the Parties with respect to the matters set forth herein, provided that nothing herein shall relieve the Consenting Noteholders party to the Confidentiality Agreement from their obligations thereunder.

(j)                                    Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

(k)                                 Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies in this Agreement expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(l)                                     No Admissions and Reservation of Rights. Nothing herein shall be deemed an admission of any kind. The Parties acknowledge and agree that this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding, other than a proceeding to enforce the terms of this Agreement. Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict any rights, remedies and interests of the Parties. Without limiting the foregoing sentence in any way, if this Agreement is terminated for any reason, each of the Parties fully reserves any and all of its rights, remedies, and interests.

(m)                             Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(n)                                 No Fiduciary Duties. No Consenting Noteholder shall have any fiduciary duty or other duties or responsibilities in any kind or form to any other Consenting Noteholder, the Company or the Company’s other lenders, noteholders or stakeholders as a result of this Agreement or the transactions contemplated hereby.

(o)                                 Limitations. Notwithstanding anything contained in this Agreement and notwithstanding any delivery of a consent or vote in support of the Scheme or the Transaction by any Consenting Noteholder, nothing in this Agreement shall:

(i)                                     require the Company or any director or officer of the Company to take any action or to refrain from taking any action to the extent such person or persons determines, based on the advice of counsel, that taking or failing to take such action would be inconsistent with applicable Law or its or their fiduciary obligations under applicable Law; or

(ii)                                  prevent or otherwise restrict any action or inaction on the part of the Company or any director or officer of the Company that the Company or such director or officer believes is, based on the advice of counsel, inconsistent with applicable Law or its or their fiduciary obligations under applicable Law.

(p)                                 Acknowledgement. This Agreement is not and shall not be deemed to be an offer for the issuance, purchase, sale, exchange, hypothecation, or other transfer of securities or a solicitation of an offer to purchase or otherwise acquire securities in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.

(q)                                 Interpretation. This Agreement is the product of negotiations among the Parties, and in the enforcement or interpretation hereof, is to be interpreted in a neutral manner, and any presumption with regard to interpretation for or against any Party by reason of that Party having drafted or caused to be drafted this Agreement, or any portion hereof, shall not be effective in regard to the interpretation hereof.

(r)                                    Relationship with Other Documents. In the event of any inconsistency between: (i) this Agreement and the Indenture, this Agreement shall prevail; or (ii) this Agreement and any Transaction Document, the relevant Transaction Document shall prevail.

(s)                                   Effectiveness. This Agreement shall become immediately effective and binding as to each Party on the date when counterpart signature pages to this Agreement have been executed and delivered by the Parties.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

LUCKIN COFFEE INC. (in Provisional Liquidation)

By:	/s/ Reinout Hendrik Schakel
Name: Reinout Hendrik Schakel
Title: Chief Financial Officer & Chief Strategy Officer

[Signature Page to Restructuring Support Agreement]

[*****]

[Noteholder Party Signature Pages Omitted]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

Joint Provisional Liquidator of the Company, in his capacity as such and without personal liability

By:	/s/ Alexander Lawson
Name: Alexander Lawson

Joint Provisional Liquidator of the Company, in her capacity as such and without personal liability

By:	/s/ Wing Sze Tiffany Wong
Name: Wing Sze Tiffany Wong

[Signature Page to Restructuring Support Agreement]

SCHEDULE 1

ADDITIONAL CONSENTING NOTEHOLDER ACCESSION LETTER

TO:                         Luckin Coffee Inc. (in Provisional Liquidation) (the “Company”)

FROM:     [Name of Additional Consenting Noteholder]

[By Email]

[•] 2021

Dear Madam/Sir,

Reference is made to the Restructuring Support Agreement dated March 16, 2021 among the Company, the joint provisional liquidators appointed to the Company (the “JPLs”) by the order of the Grand Court of the Cayman Islands in the provisional liquidation proceedings relating to the Company and certain holders (each a “Consenting Noteholder”) of 0.75% Convertible Senior Notes due 2025 (the “Notes”) of the Company (as amended, amended and restated, supplemented or otherwise modified, the “RSA”).  This is an Accession Letter for the purposes of the RSA.  Capitalized terms used but not defined in this letter shall have the same meaning in the RSA.

The undersigned hereby:

1)             certifies to the Company and JPLs that, as of the date of this Accession Letter, it is the beneficial owner of US$[•] principal amount of the Notes.

2)             agrees to be bound by and to comply with the terms of the RSA with effect from the date of this Accession Letter as an Additional Consenting Noteholder and hereby gives the representations, warranties and undertakings required to be given by Consenting Noteholders under the RSA, including pursuant to Section 3 (Representations and Warranties of Consenting Noteholders), Section 5 (All Parties Undertakings) and Section 8 (Consenting Noteholder Undertakings) of the RSA.

3)             irrevocably appoints Epiq as its (i) proxy to vote in favor of the Scheme on its behalf and (ii) attorney-in-fact to deliver any additional consents or instruments necessary to implement the Scheme.

Notwithstanding the foregoing, the undersigned has the right to revoke such appointment if (i) the Company breaches the RSA and such breach causes a Material Adverse Effect or (ii) the RSA has been terminated.

This Accession Letter is governed by, and construed in accordance with, the Law of the State of New York.

Yours faithfully,

[Name of Additional Consenting Noteholder]

acting by an authorized signatory

SCHEDULE 2

Non-Wholly-Owned Material Subsidiaries of the Company

Beijing Ruiji Coffee Technology Co., Ltd.4

Luckin Coffee Roastery (Tianjin) Co., Ltd.

Luckin Roastery Technology (Xiamen) Co., Ltd.

4                                           Beijing Ruiji Coffee Technology Co., Ltd. is a variable interest entity with whom the Company has no shareholding relationship.

EXHIBIT A

RESTRUCTURING TERM SHEET

RESTRUCTURING TERM SHEET

This term sheet (this “Term Sheet”) outlines the principal terms of a restructuring of the 0.75% Convertible Senior Notes due 2025 issued by Luckin Coffee Inc. (in Provisional Liquidation) (the “Existing Notes”, the “Issuer”) under that certain Indenture dated as of January 14, 2020 (the “Indenture”) by and between the Issuer and the Bank of New York Mellon, as trustee (the “Trustee”).  This Term Sheet has been produced without prejudice for discussion and settlement purposes only and is subject to the provisions of Rule 408 of the Federal Rules of Evidence and other applicable local, state and federal rules. This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions that may be contained in the fully negotiated and definitive documentation necessary to implement the proposed restructuring of the Existing Notes (the “Restructuring”).  No binding obligations will be created with respect to the Restructuring unless and until each applicable party obtains all necessary approvals, binding definitive agreements are executed and delivered by all applicable parties and the Scheme Effective Date (as defined below) has occurred. Capitalized terms used but not otherwise defined in this Term Sheet shall have the meanings ascribed to such terms in the Restructuring Support Agreement dated as of March 16, 2021 by and among the Issuer, the JPLs (as defined below) and the other parties signatory thereto.

Summary of the terms of the New Notes

Issuer	Luckin Coffee Inc. (in Provisional Liquidation) (the “Company”)

New Notes

9.00% One-Year Senior Secured Notes (“New Notes A”); provided, however, that for the avoidance of doubt, the New Notes A will not be issued if the New Notes A Replacement (as defined below) has occurred

9.00% Five-Year Senior Secured Notes (“New Notes B”); provided, however, that for the avoidance of doubt, the New Notes B will not be issued if the New Notes B Replacement (as defined below) has occurred

Zero Coupon One-Year Senior Secured Notes (“New Notes C,” together with New Notes A and New Notes B, the “New Notes”); provided, however, that the New Notes C will not be issued if the New Notes A Replacement has occurred

Ranking	Senior secured obligations of the Issuer and Subsidiary Guarantors (as defined below).

New Notes rank pari passu among themselves and shall be subject to an intercreditor agreement, which among other things, will specify how the collateral agent will be instructed upon an event of default.

Interest	New Notes A: 9.00% per annum, payable semi-annually, plus Deposit Default Interest (as defined below), if applicable

New Notes B: 9.00% per annum, payable semi-annually

New Notes C: no coupon

Default Interest	All New Notes: additional 3.00% per annum (the “Default Interest”)

Maturity

New Notes A: one year from issuance of the New Notes A (the “New Notes A Maturity Date”). Unless a New Notes A Replacement has occurred, the New Notes A will be issued on the Scheme Consideration Distribution Date.

New Notes B: five years from issuance of the New Notes B. Unless a New Notes B Replacement has occurred, the New Notes B will be issued on the Scheme Consideration Distribution Date.

New Notes C: one year from issuance of the New Notes C (the “New Notes C Maturity Date”). Unless a New Notes A Replacement has occurred, the New Notes C will be issued on the Scheme Consideration Distribution Date.

Denomination	Any New Notes will be issued in minimum denominations of $1.00[1] and integral multiples of $1.00 in excess thereof.

Optional Redemption

New Notes A and New Notes B: Callable by the Issuer at any time after their issuance, in whole or in part, at 100% of the principal amount of the relevant New Notes called for redemption, plus accrued and unpaid interest of such New Notes to, but excluding, the date of redemption.

1                                           All amounts listed in dollars herein are in U.S. dollars.

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New Notes C: If the New Notes A are paid in full in cash (including any accrued and unpaid interest, which, for the avoidance of doubt, includes any Default Interest and any Deposit Default Interest) or otherwise cease to be outstanding (collectively, a “New Notes A Take-out”) on or before the New Notes A Maturity Date, the entire issuance of New Notes C is automatically redeemed for $0.00 one Business Day after such New Notes A Take-out, regardless of whether a default or event of default under the New Notes C has occurred. If the New Notes A are issued and a New Notes A Take-Out does not occur on or before the New Notes A Maturity Date, the entire issuance of New Notes C (including any accrued and unpaid Default Interest thereunder), will be due and owing and will accrue Default Interest (if applicable) until paid in full.

Guarantees and Collateral	Each New Note will be jointly and severally guaranteed by the Subsidiary Guarantors.

“Subsidiary Guarantors” means all of the existing and future direct and indirect Restricted Subsidiaries of the Issuer, other than (i) any Restricted Subsidiaries organized under the laws of the PRC and (ii) any Restricted Subsidiaries organized outside of the PRC that are prohibited by applicable law to provide subsidiary guarantee. The initial Subsidiary Guarantors include all subsidiaries of the Issuer organized outside of the PRC.

“Restricted Subsidiaries” mean the subsidiaries with respect to each of which the Issuer owns directly or indirectly more than 50% of its voting stock or otherwise has the power to control or consolidate in accordance with GAAP, except for Luckin Coffee Roasting (PingNan) Ltd. (which shall be established pursuant to a new joint venture) and any immaterial subsidiary designated by the Board of Directors as an “Unrestricted Subsidiary” based on standards customarily used in high yield bonds, including having a value of less than $1 million.

To secure the obligations under the New Notes:

•                  the Issuer and the applicable Subsidiary Guarantors will pledge all of the shares of the Subsidiary Guarantors owned by the Issuer and such applicable Subsidiary Guarantors (the “Pledged Shares”); and

•                  the Issuer will provide (i) asset security (fixed charge) over the Pledged Account (as defined below), (ii) asset security (fixed and floating charges, albeit fixed charge shall be effective only upon the occurrence and continuation of an event of default) over account no. 676124 1219 held at EFG Bank AG, Cayman Branch (the “EFG Company Account”); (iii) asset security (fixed and floating charges where applicable and as set out below) over account no. 676124 1200 held at EFG Bank AG, Cayman Branch (the “EFG JPL Account”); (iv) asset security (fixed and floating charges, albeit fixed charge shall be effective only upon the occurrence and continuation of an event of default) over account no. 012-875-2-029321-1 held at Bank of China (Hong Kong) Limited (the “HK Account”); and (v) asset security (fixed and floating charges, albeit fixed charge shall be effective only upon the occurrence and continuation of an event of default) over any Offshore Intercompany Claims (the Offshore Intercompany Claims, the HK Account, the EFG JPL Account, the EFG Company Account, together with the Pledged Account and the Pledged Shares, the “Collateral”).[2]

2              For the avoidance of doubt, such asset security shall not apply to prevent the Issuer or any of its Restricted Subsidiaries from (i) transferring the Remaining Equity Amount (as defined in Exhibit A) to another Restricted Subsidiary or a third party, whether or not through payment of or satisfaction of or in exchange for Offshore Intercompany Claims, (ii) using such Remaining Equity Amount in its business operation, or (iii) transferring funds between Issuer and any Restricted Subsidiaries or between any Restricted Subsidiaries for the purpose of repaying the New Notes (and simultaneously upon the repayment of New Notes, other indebtedness of the Issuer and other Restricted Subsidiaries) or satisfying the Deficiency amount requirement, whether or not through payment of or satisfaction of or in exchange for Offshore Intercompany Claims, in each case regardless of whether an Event of Default has occurred.

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provided, however, that for the avoidance of doubt, the Collateral will not be pledged to secure: (i) the New Notes A, if the New Notes A Replacement has occurred or (ii) the New Notes B, if the New Notes B Replacement has occurred.

The security provided in respect of the EFG JPL Account will provide that solely upon the occurrence and continuation of an event of default, (i) the Scheme Supervisors shall have sole control of the cash comprising the Excluded Amount (as defined below) at such time in the EFG JPL Account, (ii) the security agent under the New Notes shall have sole control of, and its security shall be enforceable against, all cash in the EFG JPL Account in excess of the Excluded Amount and (iii) the security agent under the New Notes shall have sole control of, and its security shall be enforceable against, the aggregate portion of Offshore Intercompany Claims that exceeds the Excluded Amount.

“Excluded Amount,” which shall be used by the Company and/or Offshore Subsidiaries, means $25 million minus:

a) the aggregate amount of Restructuring Fees (as defined below) that have been paid in the 90 day period prior to the date of the event of default[3];

3                   If the event of default occurs after the expiry of a cure period, this 90 day period is to be extended by the length of the applicable cure period.

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b)             the aggregate amount of cash held by the Company or any other member of the Group on the date of the event of default in offshore[4] bank accounts over which security has not been granted to the Noteholders; and

c)              the aggregate amount or value of any payments, transfers or other transactions made at any time which payment, transfer or other transaction was not permitted by the terms of the New Notes, provided that the holders of a majority of the principal amount of New Notes may agree in writing that all or any portion of this deduction will not apply.

An “Offshore Intercompany Claim” means (i) a claim by the Company against an Offshore Subsidiary in connection with the indebtedness of such Offshore Subsidiary or (ii) a claim by an Offshore Subsidiary against the Company or another Offshore Subsidiary in connection with the indebtedness of the Company or such other Offshore Subsidiary.

An “Onshore Subsidiary” means a Restricted Subsidiary organized under the laws of the People’s Republic of China, and an “Offshore Subsidiary” means a Restricted Subsidiary that is not an Onshore Subsidiary.

Solely upon the occurrence and continuation of an event of default, the payment of (i) the Company’s suppliers, service providers and any other related payments in the ordinary course of business; (ii) salaries to the independent non-executive directors and officers of the Company and any other related payments in the ordinary course of business; and (iii) any and all fees and expenses incurred by the Company, including the payment by the Company of the professional fees and expenses of the holders of the Existing Notes and the holders of New Notes, in connection with or in preparation for any legal proceeding or other procedure or step in relation to a provisional liquidation, liquidation, reorganization, bankruptcy or other restructuring, liquidation or similar process or proceeding of or in relation to the Company (all such fees and expenses, the “Restructuring Fees”), in each case, if paid from offshore funds, shall be paid solely from the EFG JPL Account.

4                   As used herein, “offshore” as it refers to assets, financing, liabilities or related term (as applicable) refers to assets, financing, liabilities or related term (as applicable) that is located outside the PRC, whereas “onshore” as it refers to assets, financing, liabilities or related term (as applicable) refers to assets, financing, liabilities or related term (as applicable) that is located in the PRC.

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In the event that an event of default occurs at a time when the Scheme Supervisors are no longer in place, the Scheme Supervisors shall be automatically reappointed, and shall have control of the Excluded Amount as set out above.

If, at the time of the event of default, the Excluded Amount, as then calculated at such time, is greater than the amount of cash held in the EFG JPL Account (a “Deficiency”), up to the amount of the Deficiency may be funded by the repayment of intercompany indebtedness owed by any Offshore Subsidiary to the Company, solely from funds held onshore by such Offshore Subsidiary immediately prior to such repayment.  Any such funds must be deposited directly into the EFG JPL Account and shall be controlled solely by the Scheme Supervisors as part of the Excluded Amount.  The security granted in favour of the Noteholders over the Offshore Intercompany Claims will not apply to any Deficiency amount paid in accordance with this paragraph.

The Company and its Offshore Subsidiaries shall not open any new offshore bank account unless a security interest (floating charge) has been granted in favour of the Noteholders over such account.  No other security interest shall be granted in any such offshore bank account.

The Issuer and its Restricted Subsidiaries will be restricted from transferring any asset in the Pledged Account other than pursuant to the transactions contemplated under the RSA or this Term Sheet, including repayment of the New Notes A.

Pledged Account

New Notes A: the Issuer will be required to deposit 100% of the then outstanding principal amount of New Notes A (the “Outstanding Principal Amount”) in a Cayman Islands account or other account as reasonably agreed between the Issuer and the Majority Ad Hoc Group (such account, the “Pledged Account”) at least 60 days prior to the New Notes A Maturity Date (the “Deposit Date”); provided, however, that the Issuer shall not be required to deposit the Outstanding Principal Amount, and no Deposit Default shall occur, if the New Notes A Replacement has occurred.

A failure by the Issuer to deposit the Outstanding Principal Amount in the Pledged Account by the Deposit Date (a “Deposit Default”) shall not constitute an event of default under the New Notes. If a Deposit Default has occurred and is continuing prior to the New Notes A Maturity Date: (i) the Issuer shall exercise reasonable efforts to provide all reasonably requested financial information regarding the Issuer or the Subsidiary Guarantors to the holders of the outstanding New Notes A, the security agent thereunder, and their respective counsel and financial advisors and (ii) through the trustee with respect to the New Notes, the holders of the outstanding New Notes shall have the right to seek specific performance to cure such Deposit Default.

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A Deposit Default will not (i) give the holders of New Notes A the right to take any action against the Issuer, the Subsidiary Guarantors or their respective assets, other than to pursue a money judgement for the Outstanding Principal Amount; (ii) trigger cross default under the New Notes B, the New Notes C or any debt or other obligations of the Issuer or any of its Subsidiary Guarantors or other Affiliates; or (iii) affect the Issuer’s ability to repurchase the New Notes C. If a Deposit Default occurs, additional interest of 3.00% per annum on the Outstanding Principal Amount of the New Notes A (the “Deposit Default Interest”) shall accrue from the date of the Deposit Default until earlier of (i) the date on which the Outstanding Principal Amount is deposited in the Pledged Account; (ii) the date on which the New Notes A are repaid in full in cash and (iii) the date of any Payment Default (as defined below). Such Deposit Default Interest shall be payable on the New Notes A Maturity Date or upon any earlier redemption of the New Notes A in cash. For the avoidance of doubt, in no event will Deposit Default Interest and Default Interest accrue simultaneously.

Promptly upon any Deposit Default, each of the directors on the Company’s board of directors (the “Board of Directors”) shall tender a signed but undated letter of resignation (collectively, “Letters of Resignation”), which resignation shall not be effective unless the Issuer fails to repay or repurchase the New Notes A in full, in cash, on or before the New Notes A Maturity Date (such failure, a “Payment Default”). In addition, promptly upon any Deposit Default, the Board of Directors shall deliver to the Scheme Supervisors a signed but undated resolution of the Board of Directors that appoints the Scheme Supervisors as sole voting members of the Board of Directors (the “Appointment Resolution”). The Appointment Resolution shall not be effective unless a Payment Default occurs. If a Payment Default has occurred and is continuing, the Scheme Supervisors, the Letters of Resignation and the Appointment Resolution will become effective such that the Scheme Supervisors become the sole voting members of the Board of Directors. It shall be an event of default under the New Notes if (i) a Payment Default occurs or (ii) a Deposit Default occurs and the Board of Directors fails to timely comply with the foregoing obligation to submit Letters of Resignation and the Appointment Resolution. For the avoidance of doubt, in no event will a Deposit Default or a Payment Default occur if the New Notes A Replacement has occurred.

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A Deposit Default may be waived at any time by holders of more than 50% of the aggregate outstanding principal amount of New Notes A. New Notes A purchased by the Issuer, or any Affiliate, equity sponsor or other insider of the Issuer will not be counted as outstanding for the purpose of the above calculation.

New Notes B and New Notes C: no Pledged Account.

Covenants	The material terms of the covenants governing the New Notes are set forth in Exhibit A. In addition, the Issuer will represent as to the location of its assets with a value exceeding $1 million.

Registration in PRC

The Issuer shall make best efforts to register the New Notes B with the National Development and Reform Commission (the “NDRC”) of the PRC and obtain for the New Notes B a certificate for record-filing and registration or any other certificate or documentation as any revised or updated PRC legal rules may so require to complete the NDRC-related pre-issuance filing and/or registration requirement. In addition, if required by the NDRC, the Issuer shall also make best efforts to complete the applicable post-issuance filing with the NDRC within 10 business days upon the completion of the issuance of the New Notes B or as per the requirement of any revised or updated PRC legal rules then in effect in this regard.

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Summary of the terms of the Restructuring

Restructuring Consideration

For each $1,000 principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture) through the Transaction Effective Time of the Existing Notes accepted for exchange (in the aggregate, the “Existing Notes Obligations”), the Issuer will pay, issue, deliver or cause the ADS (as defined below) facility to deliver to the holders of Existing Notes participating in the exchange (the “Exchange Noteholders”) the “Restructuring Consideration” which consists of:

• cash in an amount of $320 (the “Cash Consideration”);[5]

• $230 principal amount of New Notes A (subject to replacement per the Equity Conversion Option (as defined below));

• $300 principal amount of New Notes B;

5                   The Cash Consideration is subject to a reduction not exceeding $25 (a “Reduction”), in the event that the Company decides to offer any consent fee (a “Consent Fee”) to beneficial holders of the Existing Notes who become Consenting Noteholders by one or more specified dates; provided, however, that in the event that provision of a Consent Fee results in a deduction or withholding for or on account of any tax, duties, assessments or governmental charges under U.S. federal income tax law (each a “Tax Deduction”), the amount of the cash consideration paid to a Consenting Noteholder shall be increased to an amount which (after making any Tax Deduction) results in such Consenting Noteholder receiving an amount equal to the amount of cash consideration that such Consenting Noteholder would have received absent the applicable Tax Deduction (such increase, the “Gross Up”).  For the avoidance of doubt, the Company may determine to vary the amount of the Consent Fee based on the date on which the Consenting Noteholder executes the RSA.  The Gross Up (if applicable) will be solely with respect to the Tax Deduction resulting from the applicable Consent Fee (if any). A Tax Deduction shall not include: (i) any withholding taxes imposed under FATCA (as defined below), (ii) taxes imposed on or measured by net income (however denominated), (iii) franchise taxes, (iv) branch profits taxes, (v) taxes imposed as a result of a present or former connection between the holder and the jurisdiction imposing the tax and (vi) taxes attributable to a holder’s failure to provide an appropriate Internal Revenue Service Form W-9 or W-8 to the Issuer.  For the avoidance of doubt, the Consent Fee (if any) shall not exceed the Reduction.

“FATCA” means (i) Sections 1471 through 1474 of the Internal Revenue Code of 1986, as of the date of the RSA (or any amended or successor version), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to the foregoing and (ii) any similar law adopted by any non-U.S. governmental authority pursuant to an intergovernmental agreement between such non-U.S. jurisdiction and the United States.

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•                  a number of ADSs equal to $60 divided by the Issue Price (as defined below) (such number of ADSs, the “Original ADSs”) or, if the ADS facility is then terminated or otherwise unavailable for conversion of the Issuer’s Class A ordinary shares into ADSs (an “ADS Facility Unavailability”), cash in an amount of $60 in lieu of the Original ADSs; provided that if the Exchange Noteholders receive the Original ADSs as part of the Restructuring Consideration and the Reference Price (as defined below) is lower than the Issue Price, the Exchange Noteholders will receive, within 15 Business Days after determination of the Reference Price, a number of additional ADSs to the Exchange Noteholders following the Transaction Effective Time equal to the Top-up ADSs (or, if the Exchange Noteholder incurred a Net Loss, the Net Loss ADSs) or, in the event of ADS Facility Unavailability at the time of such payment, the cash equivalent of such additional ADSs (calculated based on the VWAP on the trading day immediately preceding the relevant payment date); and

•                  $75 principal amount of New Notes C; provided, however, that (i) the New Notes C will not be issued if the New Notes A Replacement has occurred on or prior to the New Notes A Maturity Date and (ii) the entire issuance of New Notes C is automatically redeemed for $0.00 one Business Day after a New Notes A Takeout, regardless of whether a default or event of default under the New Notes C has occurred.

In order to receive such additional ADSs or the cash equivalent, the Exchange Noteholders must either:

•                  represent to the Issuer that they have not sold, transferred or disposed of, directly or indirectly, any ADSs or the Issuer’s Class A ordinary shares or securities convertible into or exercisable or exchangeable for ADSs or Class A ordinary shares for a period of 30 trading days following the Transaction Effective Time (subject to certain customary exceptions) (the “Initial Period”); or

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•                  if they have effectuated any such transaction during the Initial Period, represent to the Issuer that they have incurred a net loss on an aggregate basis (the amount of such loss, the “Net Loss,” which will be calculated by taking into account any trading gain or loss in the ADSs incurred by such Exchange Noteholder during the Initial Period plus any unrealized gain or loss determined using the Reference Price and the number of ADSs held by such Exchange Noteholders on the last day of the Initial Period) and promptly provide the relevant documentation to the Issuer to substantiate such Net Loss.

Unless the New Notes A Replacement has occurred, any failure by the Issuer to satisfy its obligation in connection with the issuance of such additional ADSs or payment of the cash equivalent shall be a default under the New Notes A which shall mature into an event of default thereunder if not cured within 30 days after the date such failure first occurred.

“ADS” means an American Depositary Share representing eight Class A ordinary shares of the Issuer, par value 0.000002 per share. The ADSs shall be validly issued, freely tradeable securities.

“Transaction Effective Time” has the meaning given to this term in the RSA.

“Consenting Noteholders” means the beneficial holders of the Existing Notes (or investment advisors or managers for such beneficial holders) who are parties (or become parties) to the RSA.

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“Issue Price” means the VWAP (as defined below) over the 90 consecutive trading days ending on the trading day immediately preceding the Transaction Effective Time.

“Joint Provisional Liquidators” or “JPLs” means Alexander Lawson and Wing Sze Tiffany Wong of Alvarez & Marsal, the joint provisional liquidators appointed to the Issuer by the order of the Cayman Court in Cause No. FSD 157 of 2020 (ASCJ) dated July 15, 2020 in the Provisional Liquidation (the “JPL Order”).

“Net Loss ADSs” means a number of ADSs equal to the lesser of (i)(A) the absolute amount of Net Loss divided by (B) the VWAP on the trading day immediately preceding the relevant delivery date and (ii) the Top-up ADSs.

“Reference Price” means the VWAP over the 30 consecutive trading days beginning on the trading day immediately following the Transaction Effective Time.

“Top-up ADSs” means a number of ADSs equal to the lesser of (i)(A) $60 divided by the Reference Price less (B) the Original ADSs and (ii) 30% of the Original ADSs.

“Scheme Effective Date” means the earliest date upon which (i) (a) the Scheme Sanction Date has occurred, (b) all other conditions to effectiveness of the Scheme (as defined below) have been satisfied, (c) the Bankruptcy Court has entered the Chapter 15 Recognition Order and the Chapter 15 Enforcement Order or (ii) the Bankruptcy Court has entered the Chapter 15 Recognition Order and the Chapter 11 Confirmation Order.

“Scheme Sanction Date” means the date of delivery of the Sanction Order to the Registrar of Companies in the Cayman Islands for registration.

“Sanction Order” means a sealed copy of the order of the Cayman Court sanctioning the Scheme.

“VWAP” means, for a period of consecutive trading days, the per ADS volume-weighted average price over such period calculated using the trading volume and trading price as displayed on Bloomberg page “LKNCY US EQUITY <GO> HP” (or the equivalent successor if the relevant page is not available).

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If under the terms of the Restructuring, a holder would otherwise be entitled to receive New Notes in a principal amount other than $1.00 or an integral multiple of $1.00 in excess thereof, the Issuer will round the principal amount of such New Notes downward to the nearest integral multiple of $1.00 (or zero, if such principal amount is less than $1.00) and will not pay such holder an amount in cash equal to the principal amount of New Notes not received as a result of such rounding. The Issuer will pay cash in lieu of any fractional ADS that a holder would otherwise be entitled to receive.

Equity Conversion Option

If the Company is able to raise equity in the amount of $50 million or more (any equity investor who invests such amount, an “Equity Investor”) prior to the Transaction Effective Time, then within 20 Business Days following the Scheme Effective Date but no later than the Business Day prior to the Transaction Effective Time, each Exchange Noteholder will have the option (the “Equity Conversion Option”) to elect to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A in the Restructuring Consideration (such principal amount elected, the “Equity Conversion Amount”) with the following (the “Equity Conversion Consideration”):

•                  a number of ADSs equal to the Equity Conversion Amount divided by the ADS purchase price or ADS-equivalent purchase price paid by an Equity Investor prior to the Transaction Effective Time (such lesser amount, “Equity Conversion Price”); plus

•                  if the VWAP over the 20 consecutive trading days ending on the trading day immediately prior to the Transaction Effective Time (the “Equity Conversion VWAP”) is less than 150% of the Equity Conversion Price, a number of New Notes B in an aggregate principal amount equal to (i) 150% of the Equity Conversion Amount minus (ii) the product of (A) the Equity Conversion Amount and (B) the Conversion VWAP divided by the Equity Conversion Price, rounded downward to the nearest integral multiple of $1.00 (or zero, if such principal amount is less than $1.00);

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In the event of ADS Facility Unavailability, the Exchange Noteholder who exercises its Equity Conversion Option will not receive the Equity Conversion Consideration as described above. Instead, such Exchange Holder will receive cash in an amount equal to (i) the Equity Conversion Amount multiplied by (ii) the greater of (A) the Equity Conversion VWAP divided by the Equity Conversion Price and (B) 150% (the “Equity Conversion Closing Value”); provided that if the Closing Cash (as defined below) is not sufficient to pay the aggregate Equity Conversion Closing Value pursuant to “Use of Closing Cash” set forth below, any unpaid Equity Conversion Closing Value will be replaced by a number of New Notes B in an aggregate principal amount equal to such unpaid Equity Conversion Closing Value.

The Issuer will pay cash in lieu of any fractional ADS that a holder would otherwise be entitled to receive.

Use of Closing Cash	The Closing Cash (as defined below) will be available for disbursement at the Transaction Effective Time in the following order (the “Waterfall”):

• First, an amount equal to 32% of the Existing Notes Obligations (the “First Priority Payment”) will be used to pay the Cash Consideration.

•                  Second, an amount equal to the difference between $250 million of Closing Cash and the First Priority Payment will be allocated as determined by the JPLs in their sole discretion, including but not limited to, payments to creditors of the Company and any other near term liquidity needs.

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•                  For the next $100 million of Closing Cash, the Exchange Noteholders will receive 75% of such Closing Cash (up to $75 million) in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced, in lieu of the New Notes A; and last, after all of the New Notes A have been replaced (the “New Notes A Replacement”), in lieu of New Notes B.

•                  For the next $50 million of Closing Cash, the Exchange Noteholders shall receive 40% of such Closing Cash (up to $20 million) in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced, in lieu of the New Notes A; and last, after the New Notes A Replacement has occurred, in lieu of New Notes B.

• The JPLs shall allocate any remaining Closing Cash in their sole discretion, including but not limited to, payments to other creditors of the Company and any other near term liquidity needs.

•                  The Exchange Noteholders shall receive any remaining Closing Cash not allocated by the JPLs in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced, in lieu of the New Notes A; and last, after the New Notes A Replacement has occurred, in lieu of New Notes B.

“Closing Cash” means the aggregate amount of cash in Cayman Islands accounts of the Issuer, other than cash sufficient to satisfy (i) the Interest Prefunding Obligation (as defined below), (ii) any Consent Fee, (iii) the payment of (A) legal and advisory fees and expenses of the Company, the Ad Hoc Group and the JPLs and (B) any other fees and expenses reasonably necessary to fund the Provisional Liquidation and (iv) up to $50 million used to repay any debt (including any outstanding interest and fees thereon) that the Company incurs prior to the Transaction Effective Time to fund the obligations described in the immediately preceding clause (iii). The Issuer will satisfy the obligations described in the immediately preceding clause (iv) in full, in cash prior to applying the Closing Cash in accordance with the Waterfall.

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“Interest Prefunding Obligation” means, if the New Notes A Replacement has not occurred, prefunding of the first two interest payments of the New Notes A and if the New Notes B Replacement has not occurred, prefunding of the first two interest payments of the New Notes B, in each case, into a Cayman Islands escrow account or other account as reasonably agreed between the Issuer and the Majority Ad Hoc Group.

“New Notes B Replacement” means a replacement of all New Notes B due to the application of Closing Cash pursuant to “Use of Closing Cash” as set forth above.

Timing of Consideration Distribution

For the avoidance of doubt, if (i) all conditions precedent to the Transaction Effective Time have occurred, (ii) the Cash Consideration, the New Notes A, the New Notes B and the Original ADSs are distributed to Consenting Noteholders by the Scheme Distribution Longstop Time and (iii) a Consenting Noteholder fails to take up such consideration (including, for the avoidance of doubt, by failing to comply with any reasonably required formalities in connection therewith), then such Consenting Noteholder shall continue to be bound by the Scheme and shall not be entitled to exercise any termination rights that would otherwise arise under the RSA.

Consent Solicitation

Each Consenting Noteholder has or will, pursuant to and subject to the terms of the RSA, commit to vote in favor of the terms of a scheme of arrangement presented pursuant to section 86 of the Cayman Islands Companies Law (2021 Revision) to restructure the Existing Notes (the “Scheme”) on terms materially the same as those set out herein.[6]

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Releases

The Scheme will provide for mutual releases between the Company, the Joint Provisional Liquidators, the holders of the Existing Notes, the Trustee, and to the extent consent is provided, and their respective current and former Connected Persons of any and all claims or causes of action, known or unknown, present or future, pending or unfiled litigation claims, relating to the following (collectively, the “Released Claims”): acts or omissions prior to the Scheme Effective Date with respect to any indebtedness of the Company and any claims against them in connection with or arising from the Existing Notes (including, without limitation, the negotiation or the implementation of the Scheme or the Restructuring), provided that under no circumstance will any of the Company, the Joint Provisional Liquidators, or any of their respective current and former Connected Persons (collectively, the “Released Parties”) be released from gross negligence, wilful misconduct, or fraud (a) arising on or after the entry of the JPL Order or (b) which was concealed by the Company from the holders of the Existing Notes.  Notwithstanding anything to the contrary herein, such Released Claims shall include, but are not limited to, any and all claims in connection with or arising from the proceedings in the Cayman Court in FSD 82 of 2020 (IKJ).

Indemnification

The Scheme will contain ordinary and customary provisions for indemnification by the Issuer of the current and former directors and officers of the Issuer, the  underwriters of the initial and secondary public offerings of the ADSs of the Issuer, and the Issuer’s U.S. authorized representative (such parties collectively, the “Indemnified Parties”) to the extent of available applicable insurance coverage and payable from the proceeds of such applicable insurance policies, including advancing defense costs prior to final adjudication, but excluding any liability for fraud, as determined by the final, non-appealable order of a court of competent jurisdiction.  For the avoidance of doubt, the Company will not indemnify any Indemnified Party beyond the Company’s contractual obligations to do so and nothing hereunder will require the Company to breach its existing contractual indemnification obligations.  To the extent entitled to indemnification, the Indemnified Parties are unsecured creditors in the Provisional Liquidation and their claims will be subject to approval by the JPLs before being incorporated into the Scheme.

6                   Notwithstanding anything to the contrary herein or in the RSA, the Issuer reserves the right to consummate the Restructuring through an exchange offer and not a Scheme or a Chapter 11 Filing if Consenting Noteholders constitute greater than 95% of the principal amount of the Existing Notes.

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Discharge

The Scheme will provide for the cancellation and extinguishment of the Existing Notes and contain a full and complete discharge of all claims and liabilities arising out of, in connection with or relating to the Existing Notes, on the Transaction Effective Time.

Compromise and Settlement	The Scheme will contain ordinary and customary compromise and settlement provisions.

Scheme Supervisors

The JPLs (and/or alternative and additional persons of at least Managing Director level from Alvarez & Marsal mutually agreeable to the Company and the Majority Consenting Noteholders) shall be appointed as Scheme Supervisors in accordance with the Summary of Role of Scheme Supervisors attached hereto as Exhibit B, and shall have the powers set forth therein.

Following the Transaction Effective Time and only if the New Notes A Replacement has not occurred, the Company and the Scheme Supervisors will develop milestones (the “Milestones”) with respect to refinancing the New Notes A, and share such Milestones in advance with the members of the Ad Hoc Committee that hold New Notes A.  Failure of the Company and the Scheme Supervisors to develop the Milestones shall not constitute a default under the New Notes.  The Issuer will report to the Scheme Supervisors any failure by the Issuer to meet any Milestone.  In the event of failure to meet the Milestones, the Scheme Supervisors, at their sole discretion, may or may require the Issuer to update the holders of the New Notes A and the Cayman Court on the status of the Milestones. However, failure to achieve one or more Milestones shall not constitute a default under the New Notes.

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(2)  During the course of the Provisional Liquidation, the Issuer and the JPLs shall continue to be bound by and adhere to the terms of the Protocol between the Issuer and the JPLs dated 21 October 2020 (the “Protocol”).

“Provisional Liquidation” means the provisional liquidation proceedings relating to the Issuer (Cause No. FSD 157 of 2020 (ASCJ)) in the Grand Court.

Second Scheme — Shareholder Class Action

With respect to the scheme of arrangement presented pursuant to section 86 of the Cayman Islands Companies Law (2021 Revision) to restructure, compromise, or settle the claims of the Company’s shareholders (the “Second Scheme”), the Company shall exercise reasonable efforts to promptly update the counsel to the Ad Hoc Group (as defined in the RSA), on an advisors-only basis, regarding significant developments with respect thereto.

Closing Conditions

The occurrence of the Transaction Effective Time is subject to the satisfaction or waiver of the following conditions:

(1)              approval of the Restructuring by the Board of Directors and the JPLs;

(2)              occurrence of the Scheme Sanction Date or receipt of all requisite court approvals that may be required to consummate the Transaction other than through a Scheme;

(3)              payment of the Cash Consideration, which shall occur simultaneously with the Transaction Effective Time;

(4)              payment in full of the Pre-Signing Fees (as defined below);

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(5)              payment in full, in cash of all professional fees associated with the Restructuring that the Company is contractually obliged to pay;

(6)              satisfaction of the Interest Prefunding Obligation (if and to the extent applicable);

(7)              occurrence of the Scheme Effective Date;

(8)              since the date on which the Ad Hoc Group executes the RSA, no event shall have occurred that (A) materially impairs the ability of the Issuer to repay the New Notes when due, or (B) results in a material adverse change in the operations, assets, revenues or financial condition of the Issuer, including, without limitation, the ability of the Issuer to pay its debts when they become due, except, in each case, to the extent such event results from, arises out of, or is attributable to, the following (either alone or in combination): (i) any change in global, national or regional political conditions (including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or material worsening of any such hostilities, acts of war, sabotage, terrorism or military actions existing or underway) or in the general business, market, financial or economic conditions affecting the industries, regions and markets in which the Issuer operates, including any change in the PRC, the Cayman Islands, the United States or applicable foreign economies or securities, commodities or financial markets, or force majeure events or “acts of God”; (ii) the execution, announcement or performance of the transactions contemplated by this Term Sheet; or (iii) declarations of national emergencies in the PRC, the Cayman Islands, the United States or natural disasters in the PRC, the Cayman Islands, or the United States; provided, that the exceptions set forth in clauses (i) and (iii) shall not apply to the extent that such event is materially and disproportionately adverse to the Issuer, taken as a whole, as compared to other companies in the industries in which the Issuer operates.  For the avoidance of doubt, in determining whether a material adverse change has occurred or would reasonably be expected to occur, no consideration shall be given to any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from any Public Health Event.  “Public Health Event” means any disease outbreak, cluster, endemic, epidemic, pandemic or plague, regardless of state, that negatively impacts or could reasonably be expected to negatively impact the Issuer in any respect on a short-term or long-term basis, including the outbreak or escalation of the COVID-19 coronavirus; and

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(9)              The JPLs shall have issued a report indicating that they are satisfied that all legacy issues at the Company relating to matters first disclosed in the Company’s press release on April 2, 2020 have been, or are in the process of being, appropriately addressed.

DOJ Resolution:

The Company shall make reasonable efforts on an advisors-only basis to provide reasonably prompt updates to counsel to the Ad Hoc Group of material developments that occur prior to the Transaction Effective Time with respect to any settlements with, and fines issued by, the Department of Justice.

Fees:

The Company shall perform all outstanding obligations under that certain Reimbursement Letter Agreement, dated as of October 15, 2020 (the “Fee Agreement”), by and among the Company and the Ad Hoc Group, including, without limitation, Company paying ongoing fees as incurred (subject to and on the terms set forth in the Reimbursement Letter Agreement) and an aggregate amount of $6 million of fees incurred prior to October 4, 2020 (the “Pre-Signing Fees”), of which (i) $2 million of the Pre-Signing Fees shall be paid within 10 Business Days after the Company’s and the Ad Hoc Group’s execution of the RSA and (ii) an additional $4 million of the Pre-Signing Fees shall be paid upon the occurrence of the Transaction Effective Time; provided, however, that the Reimbursement Letter Agreement shall terminate 30 Business Days following the Transaction Effective Time.

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Replacement of Trustee:	The Company will consult with the Ad Hoc Group prior to the Company replacing the Trustee.

THIS TERM SHEET DOES NOT CONSTITUTE (NOR SHALL IT BE CONSTRUED AS) AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR DOES IT CONSTITUTE AN OFFER OR COMMITMENT TO LEND, SYNDICATE OR ARRANGE A FINANCING, UNDERWRITE OR PURCHASE OR ACT AS AN AGENT OR ADVISOR OR IN ANY OTHER CAPACITY WITH RESPECT TO ANY TRANSACTION, OR COMMIT CAPITAL, OR TO PARTICIPATE IN ANY TRADING STRATEGIES, AND DOES NOT CONSTITUTE LEGAL, REGULATORY, ACCOUNTING OR TAX ADVICE TO ANY RECIPIENT. THIS TERM SHEET DOES NOT CONSTITUTE AND SHOULD NOT BE CONSIDERED AS ANY FORM OF FINANCIAL OPINION OR RECOMMENDATION BY THE ISSUER OR ANY OF ITS AFFILIATES. THIS TERM SHEET IS NOT A RESEARCH REPORT NOR SHOULD IT BE CONSTRUED AS SUCH.

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Exhibit A

Covenants of New Notes1

a.              Affirmative Covenants

i.                  Financial Reports: As long as the New Notes are outstanding, regardless of whether the Issuer is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Issuer must provide to the trustee and holders of the New Notes, (i) within the time periods specified in those sections (including any extension as would be permitted by Rule 12b-25 under the Exchange Act), an annual report for the most recent fiscal year, audited by the Issuer’s certified independent accountant according to the GAAP or AICPA’s non-GAAP standards, and (ii) promptly but no later than 60 calendar days after the end of the first, second and third financial quarters, unaudited consolidated financial results of the Issuer; provided that, if the Issuer publicly announces its appointment of a new independent accountant, with respect to any report to be audited by the Issuer’s certified independent accountant and due to be provided to the trustee and holders of the New Notes within six months of such public announcement, the Issuer will have an extra three months to provide such report.

ii.               Quarterly Conference Call with Holders of the New Notes: As long as the New Notes are outstanding, after the annual report or quarterly financial results are provided to the trustee and holders of the New Notes, the Issuer will hold an earnings call open to the public; provided that the Issuer may choose not to have a Q&A session based on advice of counsel.

iii.            Board Structure: So long as the New Notes are outstanding, the Issuer will maintain at least two “independent directors” (as defined under Nasdaq Stock Market Rule 5605(a)(2)) on its Board of Directors.

iv.           Liquidity Maintenance: So long as the aggregate outstanding principal amount of New Notes A and New Notes B exceeds $50,000,000, the Issuer shall not permit the amount of its consolidated cash/cash equivalent/marketable securities (“Consolidated Liquidity”), as of the last day of each fiscal quarter, to be less than an amount equal to the lesser of (i) $100 million plus 25% of the proceeds from the funding by one or more third party investors in connection with the Restructuring contemplated under the RSA and (ii) $200 million, provided that if the Issuer repays any New Notes, the amount of such repayment shall be added to increase the Consolidated Liquidity for purpose of determining compliance with this liquidity maintenance covenant in the two consecutive fiscal quarters immediately following such repayment.

1                   For the avoidance of doubt, the limitations contained in Exhibit A would not apply to the potential payments by the Issuer or any of the Restricted Subsidiaries in connection with the following transactions:

(1) potential fines and penalties by as well as settlement with the government authorities and their local counterparts, including but not limited to applicable tax bureau, ministry of finance and the US Department of Justice;

(2) legal and advisory fees as well as any court or administrative fees related to the Restructuring; and

(3) any other transaction approved by JPL and shareholder litigants covered by the Second Scheme, subject to the limitations set forth in clause b. (13).

b.              Limitation on Indebtedness

As of the original issue date, all of the Issuer’s subsidiaries will be “Restricted Subsidiaries.”

The Issuer will not, and will not permit any Restricted Subsidiary to, incur any indebtedness, except for each and all of the following (the “Permitted Indebtedness”):

(1)                                             credit facility incurred by any Onshore Subsidiary (together with the Permitted Indebtedness in clauses (7), (8), (9), (10) and (16)) up to $70 million (collectively, the “$70 Million Basket”);

(2)                                             existing debt;

(3)                                             the New Notes being offered (and any related guarantees);

(4)                                             guarantees of Permitted Indebtedness, provided that: (x) any guarantees by Offshore Subsidiaries of the indebtedness incurred pursuant to the $50 Million Basket or clause b. (5) shall rank junior to the guarantees of the New Notes, (y) any guarantees by Offshore Subsidiaries of the Offshore Expense Debt shall rank junior to or pari passu with the guarantees of the New Notes, and (z) any guarantees by Offshore Subsidiaries of refinancing of indebtedness pursuant to clause b. (11) shall rank junior to the guarantees of the New Notes if the refinanced indebtedness has a guarantee junior to the guarantees of the New Notes, and no guarantees by Offshore Subsidiaries shall be created in connection with refinancing of any indebtedness without a guarantee;

(5)                                             intercompany debt, provided that all Intercompany Claims (as defined below) shall be subject to a subordination and payover agreement consistent with Schedule 1 attached hereto;

(6)                                             interest rate and foreign currency hedging by Onshore Subsidiaries;

(7)                                             financing by Onshore Subsidiaries relating to the Xiamen headquarter (together with the Permitted Indebtedness in clauses (1), (8), (9),(10) and (16)) up to $70 million;

(8)                                             other purchase money financing incurred by Onshore Subsidiaries to finance all or any part of the purchase price of any equipment, property or assets of the Issuer or any Restricted Subsidiary (together with the Permitted Indebtedness in clause (1), (7), (9), (10) and (16)) up to $70 million;

(9)                                             indebtedness by Onshore Subsidiaries for capital expenditures (together with the Permitted Indebtedness in clauses (1), (7), (8), (10) and (16)) up to $70 million;

(10)                                      purchase price adjustments incurred by Onshore Subsidiaries under asset sale agreements subject to the size of the gross proceeds (together with the Permitted Indebtedness in clauses (1), (7), (8), (9) and (16)) up to $70 million;

(11)                                      permitted refinancings of the New Notes and other Permitted Indebtedness (other than intercompany debt), provided that (x) neither the Issuer nor any Offshore Subsidiary shall incur any indebtedness pursuant to this clause to refinance such other Permitted Indebtedness of an Onshore Subsidiary, and (y) any indebtedness incurred pursuant to this clause to refinance such other Permitted Indebtedness shall not have (i) a principal amount greater than the principal amount and accrued and unpaid cash or PIK interest of such refinanced indebtedness; or (ii) a maturity date earlier than the original maturity date of such refinanced indebtedness;

(12)                                      indebtedness incurred by Onshore Subsidiaries with respect to letters of credit, bank draft, worker’s compensation claims;

(13)                                      any indebtedness junior to the New Notes up to $50 million (the “$50 Million Basket”), provided that no indebtedness incurred pursuant to this clause shall (x) have a maturity date or a mandatory prepayment date earlier than 100 days after the last maturity date of the New Notes; (y) have an interest rate of any cash interest exceeding 9% (for the avoidance of doubt, the foregoing will not restrict the Issuer or any Restricted Subsidiary to issue any PIK interest on such indebtedness), and (z) be senior or pari passu in right to payment with the New Notes;

(14)                                      indebtedness of which 100% of the net proceeds will be used to repay the New Notes;

(15)                                      indebtedness incurred for purpose of financing the interest payments of the New Notes or any other Permitted Indebtedness; and

(16)                                      a basket (together with the Permitted Indebtedness in clauses (1), (7), (8), (9) and (10)), up to $70 million, provided that neither the Issuer nor any Offshore Subsidiary shall incur any indebtedness pursuant to this clause except for the purpose of paying fees and expenses of the Issuer and/or Offshore Subsidiaries (the “Offshore Expense Debt”), provided further that such Offshore Expense Debt shall rank pari passu with or junior to the New Notes.

For purpose of this exhibit, an “Onshore Subsidiary” means a Restricted Subsidiary organized under the laws of the People’s Republic of China, and an “Offshore Subsidiary” means a Restricted Subsidiary that is not an Onshore Subsidiary.

In connection with the indebtedness incurred under b.(14) , the Issuer shall use 100% of the net proceeds to repay the New Notes, provided that if such use requires SAFE or any regulatory approval, the affected proceeds shall be retained in a separate custody account for the benefit of the Noteholders until such approval is obtained.

If an item of indebtedness meets the criteria of one or more categories of Permitted Indebtedness, the Issuer, in its sole discretion, shall determine which category or categories it is relying upon.  The Issuer may reclassify an item of indebtedness at any time to a different category of Permitted Indebtedness, if such item of indebtedness could have been borrowed at such time thereunder.

c.               Limitation on Restricted Payments

i.                  So long as any New Notes are outstanding, the Issuer will not, and will not permit any Restricted Subsidiary to, declare or pay any dividend or make any distribution on its capital stock (other than dividends or distributions payable or paid solely in shares of the Issuer’s or Restricted Subsidiary’s capital stock); provided that such limitation shall not apply to dividend or distribution by a wholly-owned Restricted Subsidiary to the Issuer or another Restricted Subsidiary.

ii.               The Issuer will not, and will not permit any Restricted Subsidiary to (such payments or actions, the “Restricted Payments”):

(1)                                             repurchase or prepay equity or subordinated debt (excluding any mandatory prepayments, redemptions and offers to purchase);

(2)                                             make any Investment other than a Permitted Investment;

“Investment” generally means any advance, loan, capital contribution, purchase/acquisition of any capital stock/debt/notes or similar instrument and any guarantees.

(a)                                 “Permitted Investments” include existing investments, deposits made to comply with statutory requirements, guarantees permitted under Permitted Indebtedness, stock or securities received in satisfaction of judgment, pledge or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or otherwise belong to Permitted Liens, accounts receivable, investment in cash or temporary cash investment, liquid monetary product, loans by Onshore Subsidiaries to vendors/contractors/suppliers/ distributors etc. during the ordinary course of business, hedging activities, deposits with banks with a certain rating, and investments in securities of trade creditors or trade debtors received pursuant to any plan of reorganization upon the bankruptcy or insolvency of such trade creditor or trade debtor, advances by Onshore Subsidiaries to employees made in the ordinary course of business and Investment in majority-owned joint ventures, provided that none of the foregoing shall be done in a way that would violate any other covenants (including the Limitation on Indebtedness covenant).

Other conditions include: no Event of Default shall have occurred and be continuing.

iii.            The foregoing shall not be violated by reason of:

(1)                                             payment made pursuant to, or as required by, order of government authorities or applicable law or regulation;

(2)                                             repurchases or prepayments of debt or equity out of a substantially concurrent debt or equity offering (in which case the basket is not increased by the proceeds of the equity offering), provided that such repurchase/prepayment will not increase Company’s indebtedness beyond the $70 Million Basket and the $50 Million Basket.

(3)                                             repurchases of options or equity held by an employee benefit plan or officers or directors upon retirement or termination at the Issuer’s or a Restricted Subsidiary’s discretion, subject to a cap of $10 million in the aggregate;

(4)                                             repurchases or prepayments of any New Notes; and

(5)                                             any other Restricted Payment in aggregate up to $15 million.

d.              Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

i.                  The Issuer will not, and will not permit any Restricted Subsidiary to, create any encumbrance or restriction on the ability of any wholly-owned Restricted Subsidiary to pay dividends, repay indebtedness, make loans or transfer assets to the Issuer or any other Restricted Subsidiary.

ii.               The foregoing limitation shall not apply to limitations existing by virtue of:

(1)                                             existing indebtedness;

(2)                                             restrictions existing at the time a person is acquired that were not put in place in anticipation of the acquisition;

(3)                                             applicable law;

(4)                                             customary non-assignment provisions in leases;

(5)                                             refinancing of the debt provided the limitations in the refinancing are not materially more restrictive than those being refinanced; and

(6)                                             other customary carve-out such as certain agreements entered into in the ordinary course of business, or in connection with permitted debts.

e.               Limitation on Sales and Issuance of Capital Stock in Restricted Subsidiaries

i.                  The Issuer will not sell, and will not permit any Restricted Subsidiary to issue or sell, any capital stock of a Restricted Subsidiary, except:

(1)                                             to the Issuer or a wholly-owned Restricted Subsidiary;

(2)                                             to the extent such capital stock represents director’s qualifying shares or is required by applicable law to be held by a person other than the Issuer or a wholly-owned Restricted Subsidiary;

(3)                                             other customary exception such as sale/issuance in compliance with Restricted Payment basket or assets sale covenant.

(4)                                             in connection with formation of majority-owned joint ventures;

(5)                                             to the shareholder litigants covered by the Second Scheme and other creditors as approved or required by the JPLs;

(6)                                             in connection with any transaction for the purpose of financing the Scheme, including any Scheme Consideration Equity Financing;

(7)                                             to finance the principal or interest payments on the Permitted Indebtedness; and

(8)                                             to use 75% of the proceeds to repay the New Notes (the remaining 25% of such proceeds, the “Remaining Equity Amount”), provided that if such use requires SAFE or any regulatory approval, the affected proceeds shall be retained in a separate custody account for the benefit of the Noteholders until such approval is obtained.

f.                Limitation on Issuance of Guarantees by Restricted Subsidiaries

i.                  The Issuer will not permit any Restricted Subsidiary, which is not a Subsidiary Guarantor to guarantee any indebtedness of the Issuer or any other Restricted Subsidiary unless such Restricted Subsidiary executes and delivers a supplemental indenture to guarantee the New Notes.

g.              Limitation on Transactions with Shareholders and Affiliates

i.                  The Issuer will not, and will not permit any Restricted Subsidiary to, transact with any affiliates of the Issuer or 10% stockholders of the Issuer, unless:

(1)                                             the transaction is on an arm’s-length basis;

(2)                                             the transaction is approved by a majority of the disinterested member of the board if the transaction is over $5 million; and

(3)                                             the issuer obtains a fairness opinion from an independent financial advisor if the transaction is over $15 million.

ii.               The foregoing limitation shall not apply to:

(1)                                             intercompany transactions;

(2)                                             restricted payments (other than Permitted Investments) permitted by the restricted payment covenant;

(3)                                             any transactions or payments pursuant to any employee, officer or director compensation or benefit plans or similar arrangements (e.g. director’s fee and loans or advances to employees);

(4)                                             issuance of capital stock of the Issuer or option to acquire such capital stock.

iii.            To the extent such transaction is material, it will be disclosed in the financial reports.

h.              Limitation on Liens

i.                  The Issuer will not, and will not permit any Restricted Subsidiary to create any lien on the collateral (other than Permitted Liens).

ii.               The Issuer will not, and will not permit any Restricted Subsidiary to create any lien on any of its assets or property (other than the collateral), now owned or hereafter acquired, except Permitted Liens.

“Permitted Liens” include customary permitted liens such as existing liens, liens arising from a final judgment against the Issuer or any Restricted Subsidiary, liens/deposits made to secure bids/business contracts/government contracts in the ordinary course of business, liens for taxes/assessments/governmental charges/claims. The Permitted Liens also include liens incurred to secure the Permitted Indebtedness, subject to the following requirements:

(1)                                       any lien created in connection with refinancing of any indebtedness shall be junior to any lien securing the New Notes if the refinanced indebtedness was secured by a lien junior to the lien securing the New Notes;

(2)                                       no lien shall be created in connection with refinancing of any unsecured indebtedness;

(3)                                       compliance with any subordination requirement under the Permitted Indebtedness;

(3)                                       no lien shall be created on any collateral of the Issuer or Offshore Subsidiaries with respect to any Permitted Indebtedness of the Issuer or an Offshore Subsidiary; and

(4)                                       any lien created with respect to any junior indebtedness incurred under the $50 Million Basket shall be subject to the intercreditor provisions with substantially similar effect to the following: (i) no exercising remedies by holders of such junior debt if holders of New Notes have exercised remedies, (ii) if holders of New Notes have not exercised remedies and 180 days have passed after the later of (x) the occurrence of an Event Default, in which the holders of New Notes have not provided a waiver or forbearance and (y) the date of notice by holders of such junior debt to holders of New Notes requesting the exercise of remedies, then holders of such junior debt may exercise remedies if no bankruptcy proceeding is pending, (iii) holders of such junior debt not permitted to object to any foreclosure or enforcement proceeding or action brought by holders of New Notes, (iv) holders of such junior debt not permitted to challenge or contest the validity, perfection, priority, or enforceability of any liens securing the New Notes, (v) no DIP or similar financing or credit bidding by holders of such junior debt, and (vi) no objecting by holders of such junior debt to DIP or similar financing or credit bidding by holders of New Notes.

i.                 Limitation on Sale-leaseback Transactions

i.                  The Issuer will not, and will not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction unless the transaction:

(1)                                             satisfies the tests under limitations on indebtedness, liens and asset sales; and

(2)                                             is at fair market value.

j.                 Limitation on Asset Sales

i.                  The Issuer will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

(1)                                             transaction is at fair market value;

(2)                                             at least 75% of the proceeds are in cash, temporary cash investments or replacement assets; for the purpose of this clause, the following will be deemed as cash:

•                  assumption of debt by the purchaser provided that the debt is pari passu with or senior to the New Notes; and

•                  any securities or notes that are converted into cash within 30 days of closing

(3)                                             within 90 days, 100% of the net cash proceeds shall be used to repurchase the New Notes at 100%; provided that if such use requires SAFE or any regulatory approval, the affected proceeds shall be retained in a separate custody account for the benefit of the Noteholders until such approval is obtained; and

(4)                                             no default shall have occurred or would occur before or immediately after giving effect to the transaction.

ii.               The “Asset Sale” is subject to any customary carve-out (such as sale of inventory, sale as permitted under Restricted Payment covenant, de minimus sale of less than $1 million) and shall not include any equity raise/issuance or any asset sale in connection with dissolution of the Luckin Coffee Roasting (Xiamen) Ltd., and formation of the Luckin Coffee Roasting (PingNan) Ltd.

k.              Repurchase of New Notes upon a Change of Control

i.                  The Issuer must offer to repurchase the New Notes at 101% of their principal amount plus accrued and unpaid interest within 30 days of a Change of Control.

ii.               “Change of Control” is defined as any of the following:

(1)                                             a “group” or “person” (other than any person that belongs to a list of “permitted holders”) acquires 50% of the voting stock of the Issuer;

(2)                                             a change in the composition of a majority of the Board of the Issuer not approved by the continuing directors; or

(3)                                             merger of the Issuer with or into another person or merger of another person with or into the Issuer or the sale or transfer of all or substantially all of the Issuer’s assets to another person;

provided that it shall not be a Change of Control if such event has occurred as a result of, or pursuant to, the Restructuring, the RSA, any requirement by JPL or the terms of the New Notes. For the avoidance of doubt, any acquisition by any party of the voting stock of the Issuer pursuant to any Scheme Consideration Equity Financing, shall (i) be treated as an event that has occurred as a result of the Restructuring and the RSA and (ii) shall not be treated as an event that would trigger a Change of Control.

“Cash Consideration” has the meaning given to that term in the Term Sheet.

“Scheme Consideration Equity Financing” means an issuance of voting stock by the Issuer, some or all of the proceeds of which shall be used to satisfy the Cash Consideration as required in the Term Sheet.

l.                 Consolidation, Merger and Sale of Assets by the Issuer

i.                  In the event of a merger by the Issuer, in addition to usual requirements such as the successor entering into a supplemental indenture, there are also requirements that:

(1)                                             the surviving person is a corporation organized in U.S., Bermuda, BVI, Cayman Islands or Hong Kong;

(2)                                             no default or Event of Default shall have occurred and be continuing;

(3)                                             the Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries will not be less than 2.0 to 1.0 immediately after consummation of the merger; and

(4)                                             the transaction cannot reduce the consolidated net worth of the Issuer.

“Fixed Charge Coverage Ratio” means the ratio of (1) the aggregate amount of consolidated EBITDA for the most recent four fiscal quarters for which the consolidated financial statements of the Issuer are available, adjusted to add back any extraordinary, unusual or non-recurring losses or expenses (with a corresponding deduction for extraordinary, unusual or non-recurring gains or income) to (2) the aggregate consolidated fixed charges during the same period, calculated on a pro forma basis.

m.          Boilerplate Covenants

i.                  Boilerplate covenants include the following:

(1)                                             limitation on business activities;

(2)                                             maintaining paying agent, transfer agent, registrar, etc.;

(3)                                             corporate existence; and

(4)                                             payment of taxes.

n.              Events of Default

i.                  Non-payment of principal at maturity, upon redemption or required repurchase upon a Change of Control.

ii.               Non-payment of interest with a 30-day grace period.

iii.            Breach of covenants under merger and repurchase upon a Change of Control or failure to create a first priority lien on the collateral.

iv.           Breach of the liquidity maintenance covenant with no cure period.

v.              Breach of any other non-payment related covenant with a cure period of 60 days.

vi.           Cross-acceleration, which is triggered when debt of Issuer or its Significant Restricted Subsidiaries in excess of $40 million in the aggregate has been accelerated or not paid when due, subject to a grace period of 30 days.

vii.        Judgment defaults: failure by the Issuer or any of its Significant Restricted Subsidiaries to pay final judgments in aggregate in excess of $40 million within 60 days of entry.

viii.     Commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Issuer or any of its Significant Restricted Subsidiaries under any bankruptcy law.

ix.           The termination of any subsidiary guarantees except as permitted by the indenture or any disavowal thereof.

x.              Any impairment in the holders’ security interest in the collateral.

Upon the occurrence of an Event of default, either the trustee or 25% of holders (without the trustee’s consent) can accelerate the New Notes.

Default interest will start accruing immediately upon the expiration of cure period (to the extent applicable), regardless of holders’ notification or declaration of acceleration other than any default under clause n.ii, which will start accruing default interest immediately upon the date of such default, irrespective of any cure period.

“Significant Restricted Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” using the definition specified in Article 1, Rule 1-02(w) of the Regulation S-X promulgated by the SEC; provided that each of the Issuer’s VIEs will be deemed to be a “subsidiary” for purposes of the definition thereof; provided further that, in the case of a subsidiary that meets the criteria of clause (3) of the definition thereof but not clause (1) or (2) thereof, such subsidiary shall not be deemed to be a “significant subsidiary” unless the subsidiary’s income (or loss) from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests for the last completed fiscal year prior to the date of such determination exceeds $10 million.

Schedule 1

Summary of Subordination and Payover Provision

Until the New Notes have been paid in cash in full, any payment of the Intercompany Claims shall be subordinated in right of payment to the New Notes.

Upon any Event of Default under clause n.viii (a “Bankruptcy Default”), the Issuer and its subsidiaries, for the benefit of the Noteholders, will not accept any amounts, in cash or in kind, in payment of or satisfaction of or in exchange for the Intercompany Claims in excess of the Excluded Amount until the New Notes have been paid in full in cash.  In the event that, while a Bankruptcy Default has occurred and is continuing, any payment in cash or kind is made on account of the Intercompany Claims in excess of the Excluded Amount pursuant to a plan, liquidation, in connection with a sale, or otherwise, the Issuer or any of its subsidiaries who receive any such payment shall, subject to applicable  law, including 11 USC S 510(a), and any necessary court approvals, hold such payment in trust for the holders of New Notes and pay it over to the holders of New Notes as promptly as reasonably practicable.

Nothing in the above restrictions shall prevent the Issuer or any of its Restricted Subsidiaries from (i) transferring the Remaining Equity Amount to another Restricted Subsidiary or a third party, whether or not through payment of or satisfaction of or in exchange for Intercompany Claims, (ii) using such Remaining Equity Amount in its business operation, or (iii) transferring funds between Issuer and any Restricted Subsidiaries or between any Restricted Subsidiaries for the purpose of repaying the New Notes (and simultaneously upon the repayment of New Notes, other indebtedness of the Issuer and other Restricted Subsidiaries) or satisfying the Deficiency amount requirement as provided under the Term Sheet, whether or not through payment of or satisfaction of or in exchange for Intercompany Claims, in each case regardless of whether an Event of Default has occurred.

The Noteholders’ rights to enforce the subordination of the Intercompany Claims shall not be impaired by any act or failure to act by the Issuer or any of its subsidiaries or by any failure to comply with this agreement.

The Issuer and the Offshore Subsidiaries will not enter into any other subordination, payover, or similar provisions with respect to any Intercompany Claims for the benefit of any other parties.

For purpose of this Schedule I, an “Intercompany Claim” means (i) a claim by the Issuer against an Offshore Subsidiary in connection with the indebtedness of such Offshore Subsidiary or (ii) a claim by a subsidiary of the Issuer against the Issuer or an Offshore Subsidiary in connection with the indebtedness of the Issuer or such Offshore Subsidiary.

The terms “Excluded Amount” and “Deficiency” shall have the same meanings as given to them in the Term Sheet.

Exhibit B

Summary of Role of Scheme Supervisors

1.                                      Upon sanction of the Scheme1, the JPLs (or alternative and additional persons of at least Managing Director level from Alvarez & Marsal mutually agreeable to the Company and the Majority Consenting Noteholders) shall, in addition to any other administrative responsibilities associated with the implementation of the transactions contemplated and provided for in the terms of the Scheme, be appointed as supervisors in respect of the Company and its subsidiaries’ finances and operations (the “Scheme Supervisors”).

2.                                      The Scheme, in the form of a protocol (the “Scheme Supervisor Protocol”), shall set out the Scheme Supervisors’ powers and responsibilities in relation to the monitoring and oversight of the Company and its subsidiaries’ finances and operations, which shall be in all material ways consistent with this summary. The Scheme Supervisor Protocol will be mutually agreed to by the Company, the Majority Consenting Noteholders, and the JPLs and promptly negotiated by such parties in good faith. For the avoidance of doubt, no party has the right to terminate the RSA/ withhold their consent to the Scheme in the event of a failure to reach agreement on the inclusion of any material new term in the Scheme Supervisor Protocol which is not contained in this summary. The Scheme Supervisors will enter into a deed of undertaking to be bound by the Scheme (or such similar manifestation of consent to the terms of the Scheme).

3.                                      The Scheme Supervisor Protocol shall provide for, inter alia, the following in relation to the role of the Scheme Supervisors:

a.              Appointment of the Scheme Supervisors: The appointment of the Scheme Supervisors shall take effect pursuant to the Scheme, and the jurisdiction for the appointment of the Scheme Supervisors would therefore be the Scheme as approved by the Grand Court.

b.              Operations of the Company: The Company and the Group will continue to conduct their ordinary business in compliance with the Business Plan, subject to: (i) the Scheme Supervisors’ ongoing monitoring and supervision of the Company in its implementation and compliance with the Business Plan; and (ii) a requirement for the Company to obtain the prior approval of the Scheme Supervisors for any and all steps to be taken outside of the ordinary course of the business of the Group. It is agreed that steps taken with respect to the management of the Group will be considered to be in the ordinary course of the Company’s business if they are provided for in the Business Plan.  Any steps taken with respect to the management of the Group which is not provided for in the Business Plan will be considered to be outside the ordinary course of the Company’s business. The Company may seek the approval of the Scheme Supervisors to amend and update the Business Plan from time-to-time, with such approval not to be unreasonably withheld.

c.               Reporting Obligations: The Company shall have reporting obligations to the Scheme Supervisors in a manner to be agreed to enable the Scheme Supervisors to understand the Group’s operational and financial performance, including the income and expenditure for the Group on a consolidated basis, and to exercise their monitoring and supervision roles.  The Company shall provide reasonable access to the Scheme Supervisors to the Company’s books and records.

1 Capitalised terms in this document bear the same meaning as in the Term Sheet, unless otherwise defined.

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d.              Related Party Transactions: Transactions with any related party or any party formerly involved in the management of the Group in excess of RMB 500,000 must be disclosed to the Scheme Supervisors, who shall have the right to approve or deny any such transaction in the event they believe on reasonable grounds (the reasons for such belief to be disclosed) that the party involved in the transaction was implicated in either (i) the fabricated transactions as disclosed in the Company’s press releases on 2 April, 12 May, and 1 July 2020, or (ii) any other wrongdoing.

e.               Corporate Governance: The Scheme Supervisors shall be provided with notice of Board meetings, along with all materials submitted to the Board at or in connection with the Board meetings, and may observe the Board meetings.  The Company shall notify the Scheme Supervisors if the Company intends to issue any new shares or alter the rights attaching to any shares or make any alterations to the Board of any Group company. The Scheme Supervisors shall take no formal part at any meeting of the Board save and unless requested to do so by the Company.

f.                Bank Accounts: The Company shall provide the Scheme Supervisors with the same level of access and oversight over the bank accounts held by the Group (the “Group’s Accounts”) as provided to the JPLs, and the Scheme Supervisors shall oversee and monitor the use of the Group’s Accounts.  The Company will be required to make appropriate reporting to the Scheme Supervisors of material transfers of over RMB 10,000,000 and transfers between different jurisdictions, and to obtain the Scheme Supervisors’ approval for transfers outside the ordinary course of business. 2

g.               Financing Milestones: The Company will report to the Scheme Supervisors any failure by the Company to meet any Milestone as determined in accordance with the Term Sheet.  In the event of failure to meet the Milestones, the Scheme Supervisors, at their sole discretion, may, or may require the Company to, update the holders of the New Notes A and the Grand Court on the status of the Milestones.  However, failure to achieve one or more Milestones shall not constitute a default under the New Notes.

h.              Notifications: The Scheme Supervisors shall have the power to notify the Consenting Noteholders in the event that the Scheme Supervisors, in their absolute discretion, have any concerns in relation to the Company’s ability or willingness to make repayment of the New Notes A, or in relation to the use of the Company’s or its subsidiaries’ assets.  Prior to notifying the Consenting Noteholders, the Scheme Supervisors must notify the Company of their concerns and provide the Company a reasonable period of time to rectify, remedy or allay any such concerns.

i.                  Dispute Resolution: The Scheme shall address the consequences of the Company failing to comply with its obligations towards the Scheme Supervisors, and shall set out an appropriate mechanism for the resolution of any disputes in relation to the role, powers, or functions of the Scheme Supervisors and the Company’s compliance with the agreed framework in an expedient, cost effective and (as far as possible) a confidential manner.

2 For the avoidance of doubt, payments to Company and Group suppliers, service providers and professional advisors as well as payments of salaries to the Company’s current directors and officers are all ordinary course of business payments.

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j.                 Remuneration and replacement: The Scheme shall include provisions relating to the Scheme Supervisors’ remuneration and the removal, retirement or replacement of one or more of the individual Scheme Supervisors.

k.              Reduced powers of the Scheme Supervisors: Following the later to occur of: (a) the date of repayment, redemption, or repurchase of the New Notes A in full; and (b) one year from the Transaction Effective Time, the role of the Scheme Supervisors shall be limited to receiving notice from the Company of (i) the Group’s holdings, investments, and cash and cash equivalents; and (ii) any material deviation from the implementation and compliance with the Business Plan.  The Scheme Supervisors shall also retain their powers in relation to any breaches by the Company of the Scheme Supervisors Protocol along with such other powers to be agreed.

l.                  Termination of the Scheme Supervisors: In the event that the total amount outstanding under the New Notes B (and, if applicable, the New Notes C) is US$50,000,000 or less, regardless of whether one year from the Transaction Effective Time has lapsed, the role of the Scheme Supervisors shall terminate immediately.

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